Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

LUMENTUM HOLDINGS INC.

NEPTUNE MERGER SUB, INC.

and

NEOPHOTONICS CORPORATION

Dated as of November 3, 2021

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 3, 2021, by and among Lumentum Holdings Inc., a Delaware corporation (“Parent”), Neptune Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and NeoPhotonics Corporation, a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

W I T N E S S E T H:

WHEREAS, it is proposed that Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger, and each share of common stock, par value $0.0025 per share, of the Company (the “Company Common Stock”) that is then outstanding will thereupon be cancelled and converted into the right to receive the Merger Consideration, all upon the terms and subject to the conditions set forth herein.

WHEREAS, the Board of Directors of the Company (the “Company Board”) unanimously has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, (iii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iv) directed that the adoption of this Agreement be submitted to a vote of the stockholders of the Company at the Company Stockholder Meeting, and (v) resolved to recommend that the Company’s stockholders adopt this Agreement in accordance with the applicable provisions of Delaware Law.

WHEREAS, the Boards of Directors of Parent and Merger Sub unanimously have (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub, and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acquisition Proposal” means any offer, proposal or indication of interest from any Third Party relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (a) any acquisition or purchase by any Third Party, directly or indirectly, of fifteen percent (15%) or more of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning fifteen percent (15%) or more of any class of outstanding voting or equity securities of the Company; (b) any merger, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (c) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of fifteen percent (15%) or more of the assets of the Company and its Subsidiaries on a consolidated basis, including any equity interests in the Company’s Subsidiaries (measured by the fair market value thereof as of the last day of the Company’s last fiscal year); or (d) any liquidation, dissolution, recapitalization, or other significant corporate reorganization of the Company which would result in any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act), beneficially owning more than fifteen percent (15%) of the voting power or equity securities of the Company.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Antitrust Laws” means any applicable federal, state, local, foreign or multinational antitrust, competition, premerger notification or trade regulation law, statute, code, rule, regulation or Order that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and antitrust, competition or trade regulation laws of any jurisdiction other than the United States.

“Applicable Law” means, with respect to any Person, any international, national, federal, state, local, municipal or other law (statutory, common or otherwise), constitution, treaty, convention, resolution, ordinance, directive, code, edict, decree, rule, regulation, ruling or other similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Assumed Award” means an Assumed PRSU, Assumed RSU or Assumed Option.

“Assumption Proposal” means any offer or proposal by any Third Party (or its Affiliates) making an Acquisition Proposal to assume all rights and obligations of Parent and/or its Affiliates under the Definitive Financing Documentation and pay to Parent an amount equal to the Outstanding Debt Amount.

“Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2021 that is set forth in the Quarterly Report on Form 10-Q of the Company for the quarterly period ended June 30, 2021 filed with the SEC.

“Business Day” means any day, other than a Saturday, Sunday or any day that is a legal holiday under the Laws of the State of California or Delaware or is a day on which banking institutions located in such States are authorized or required by Applicable Law or other action by a Governmental Entity to close.

“Business Facility” means any real property including the land, improvements, soil, soil gas, indoor air, groundwater, and surface water that is or at any time has been owned, operated, or leased by the Company, its Subsidiaries or any of their predecessors in connection with the operation of their respective business.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

“Company Capital Stock” means the Company Common Stock, the Company Preferred Stock and any other shares of capital stock of the Company.

“Company Compensatory Awards” means Company Options, Company Stock Appreciation Units, Company Performance Restricted Stock Units, and Company Restricted Stock Units.

“Company IP” means all of the Intellectual Property Rights owned by or purported by the Company to be owned by, subject to an obligation of assignment to, filed by, held in the name of, the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any event, occurrence, circumstance, change or effect (any such item, an “Effect”) that, individually or when taken together with all other Effects that exist at the date of determination of the occurrence of the Company Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, operations, assets and liabilities, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any Effect resulting from or arising out of any of the following, either alone or in combination, be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (a) general economic conditions, general conditions in the financial markets (including any commodity or currency market), social conditions or general political conditions in the United States or any other country or region in the world, including any changes interest rates, tariffs or sanctions or the occurrence, worsening, or escalation of any trade wars; (b) general conditions affecting the industries in the which the Company or any of its Subsidiaries operate or conduct business; (c) changes in Applicable Laws, Orders or GAAP (or the interpretation thereof); (d) acts of war, terrorism, or sabotage (or any escalation with respect thereto), calamities, earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, or other force majeure events; (e) COVID-19, any outbreak of illness or public health event, any Applicable Law, Order, directive, guideline or recommendation issued or promulgated by any industry group or Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization providing for business closures, changes to business operations “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Applicable Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or the Company’s or any of its Subsidiaries’ compliance therewith; (f) any failure by the Company to meet published analysts’ estimates, internal or external projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into account unless otherwise excluded by this definition); (g) any decline in the market price or change in the trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause(s) of any such decline or change may be taken into account unless otherwise excluded by this definition); (h) any actions or omissions required to be taken or not taken by the Company under this Agreement or taken at the request of Parent or any of its Affiliates, or (i) the identity of Parent or any of its Subsidiaries or the public announcement, pendency or consummation of this Agreement or the transactions contemplated hereby, in each case, including any impact thereof on relationships, contractual or otherwise, with customers, lessors, suppliers, vendors, investors, lenders, partners, contractors or employees of the Company or any of its Subsidiaries, or the performance of this Agreement and the transactions contemplated by this Agreement; provided, however, in the case of each of clauses (a), (b), (c), and (d), such Effects may be taken into account when determining whether a Company Material Adverse Effect has occurred to the extent (and solely to the extent) such Effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries conduct business.

“Company Options” means any options to purchase shares of Company Common Stock outstanding, whether granted under any of the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted.

“Company Plans” means the Company’s 2020 Equity Incentive Plan, 2011 Inducement Award Plan, 2010 Equity Incentive Plan, as amended, 2007 Stock Appreciation Grants Plan, and 2004 Stock Option Plan, as amended, and any other plan or arrangement under which Company Compensatory Awards have been issued, including any sub-plans for non-U.S. employees and consultants.

“Company Performance Restricted Stock Unit” means any unit or award granted (whether granted by the Company pursuant to the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) (i) denominated in units, (ii) pursuant to which the holder thereof is or may become entitled to acquire one or more shares of Company Common Stock or the cash equivalent thereof upon the achievement of one or more performance goals and/or such holder’s continued service with or employment by the Company or any Subsidiary of the Company. For clarity, Company Performance Restricted Stock Unit excludes any Company Restricted Stock Unit.

“Company Preferred Stock” means shares of the preferred stock, par value $0.0025 per share, of the Company.

“Company Privacy Policy” means each external or internal, past or present privacy, data protection-, or security-related policy, statement, or notice of the Company or any of its Subsidiaries.

“Company Products” means any and all products and services (including firmware, drivers, and other Software), including any of the foregoing currently in development, from which the Company or any of its Subsidiaries has derived during the three (3) years preceding the date hereof, is currently deriving, or is scheduled to derive within six (6) months after the date hereof, fees from the sale, license, maintenance, subscription, support or provision thereof.

“Company Restricted Stock Unit” means any unit or award granted (whether granted by the Company pursuant to the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) (i) denominated in units, (ii) pursuant to which the holder thereof is or may become entitled to acquire one or more shares of Company Common Stock or the cash equivalent thereof solely upon such holder’s continued service with or employment by the Company or any Subsidiary of the Company. For clarity, Company Restricted Stock Unit excludes any Company Performance Restricted Stock Unit.

“Company Stock Appreciation Unit” means any Stock Appreciation Unit related to Company Common Stock (whether such right will be settled in shares, cash or otherwise), whether granted by the Company pursuant to Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction, or otherwise issued or granted.

“Continuing Employees” means all employees of the Company or its Subsidiaries who are employed by Parent or any Subsidiary of Parent immediately after the Effective Time.

“Contract” means any written or binding oral contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, sublicense, permit, franchise or other instrument, obligation or binding arrangement or understanding of any kind or character.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety measure adopted pursuant to any Applicable Law, directive, guideline or recommendation promulgated by any industry group or Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“Delaware Law” means the DGCL and any other Applicable Law of the State of Delaware.

“DGCL” means General Corporation Law of the State of Delaware, as amended.

“DOJ” means the United States Department of Justice, or any successor thereto.

“DOL” means the United States Department of Labor, or any successor thereto.

“DTC” means The Depository Trust Company.

“Employee Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other employment, consulting and independent contractor agreement, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, holiday, vacation, incentive, deferred compensation (including non-qualified plans of deferred compensation), savings, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, supplemental retirement (including termination indemnities and seniority payments), severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreements, contracts, policies, payroll practices or arrangements (whether or not in writing), in each case, currently maintained or contributed to for the benefit of any current or former employee, consultant or independent contractor or director of the Company, any of its Subsidiaries or any ERISA Affiliate, or with respect to which the Company or any of its Subsidiaries has or is reasonably expected to have any Liability.

“Environmental Law” means any Applicable Law that relates to pollution, protection of human health or safety, the environment, natural resources, or that prohibits, regulates or controls any Hazardous Material or any Hazardous Material Activity, including, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, the Occupational Safety and Health Act, the European Union (“EU”) Directive 2012/19/EU on waste electrical and electronic equipment (“WEEE Directive”), the EU Directive 2011/65/EU on the restriction on the use of certain hazardous substances (the “EU RoHS Directive”), the Administrative Measures on the Control of Pollution Caused by Electronic Information Products (“China RoHS”), and the European Commission Regulation 1907/2006 (“REACH”), or any successor statutes, rules and regulations thereto.

“Environmental Permit” means any approval, permit, registration, certification, license, clearance or consent required by Environmental Law to be obtained from any Governmental Entity.

“Equity Award Exchange Ratio” means the quotient obtained by dividing (i) the Merger Consideration by (ii) the Parent Average Closing Price.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“ERISA Affiliate” means any Person under common control with the Company or that, together with the Company or any of its Subsidiaries, would be treated as a single employer with the Company or any of its Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code and the regulations promulgated thereunder.

“ESPP” means the Company’s Amended and Restated 2010 Employee Stock Purchase Plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Financing Sources” means the Persons (including any agents, arrangers, lenders and other entities) (other than Parent and its Subsidiaries) that have committed to provide or arrange all or any part of the Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto (but excluding Parent and its Subsidiaries), together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“fraud” means actual fraud (as defined under Delaware Law).

“FTC” means the United States Federal Trade Commission, or any successor thereto.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any government or any governmental or regulatory entity or body, department, commission, board, agency, division or instrumentality, legislative body or committee, political party, royal family, government-owned or controlled enterprise, organization, and any court, tribunal or judicial body, including any arbitrator or arbitration panel thereof, in each case whether federal, state, county, provincial, and whether local, foreign or supra-national (and including public international organizations (e.g., the World Bank, the Red Cross, etc.)).

“Governmental Official” means (i) an officer, agent or employee of a Governmental Entity or (ii) a candidate for government or political office.

“Hazardous Material” means any material, chemical, emission, substance or waste for which liability or standards of conduct may be imposed or that has been designated by any Governmental Entity of competent jurisdiction to be radioactive, toxic, hazardous, a pollutant, or a contaminant.

“Hazardous Materials Activity” means the transportation, transfer, recycling, collection, labeling, packaging, storage, use, treatment, manufacture, removal, disposal, arranging for the disposal, remediation, release, exposure of others to, sale, labelling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any requirement pursuant to Environmental Law for labeling of Hazardous Materials, payment of waste fees or charges (including so-called e-waste fees), recycling, product take-back, or product content.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Indebtedness” means, with respect to any Person, without duplication, all obligations (i) for borrowed money (including deposits or advances of any kind to such Person), (ii) evidenced by bonds, debentures, notes or similar instruments, (iii) for capitalized leases (as determined in accordance with GAAP) or to pay the deferred and unpaid purchase price of property or equipment, (iv) pursuant to securitization or factoring programs or arrangements, (v) to maintain or cause to be maintained the financing, financial positions or covenants of others or to purchase the obligations or property of others, (vi) for net cash payment obligations of such Person under swaps, options, forward sales contracts, derivatives and other hedging Contracts, financial instruments or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (vii) for letters of credit, bank guarantees, performance bonds, sureties and other similar Contracts entered into by or on behalf of such Person, (viii) for deferred purchase price, including earn-outs or (ix) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation, liability or undertaking of any other Person contemplated by the foregoing clauses (i) through (viii) of this definition, in each case including all interest, penalties and other payments due with respect thereto, but excluding intercompany indebtedness, obligations, liabilities or undertakings (including any guarantees or arrangements having the economic effect of a guarantee) solely between or among Parent and any of its Wholly Owned Subsidiaries or solely between or among the Company and any of its Wholly Owned Subsidiaries (as applicable).

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies, including any reinsurance policies maintained by the Company or any of its Subsidiaries.

“Intellectual Property Rights” means all statutory and/or common law rights throughout the world in any of the following: (i) all United States and foreign patents and utility models, including utility patents and design patents, and all registrations and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, re-examinations, provisionals, continuations and continuations in part thereof, and equivalent or similar rights anywhere in the world in or to inventions (whether or not patentable, reduced to practice or made the subject of a pending patent application) (collectively, “Patents”); (ii) all trade secrets, know-how, and confidential or proprietary information (collectively, “Trade Secrets”); (iii) all works of authorship, copyrights (registered or otherwise, including in Software), mask works, copyright and mask work registrations and applications and all other rights corresponding thereto throughout the world, and all rights therein provided by international treaties or conventions (collectively, “Copyrights”); (iv) all industrial designs and any registrations and applications therefore; (v) all trade dress, trademarks and service marks, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith (collectively, “Trademarks”); (vi) all rights in data, databases, and data collections; (vii) all rights to Uniform Resource Locators, Web site addresses and Internet domain names and applications and registrations therefore (collectively, “Domain Names”); and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

“International Employee Plan” means any Employee Plan that is maintained in a jurisdiction outside of the United States for the benefit of employees, independent contractors, consultants and/or directors located in such jurisdiction.

“Intervening Event” means any material event, change, development, circumstance, fact or effect with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case taken as a whole, that was not known or reasonably foreseeable by the Company Board (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable by the Company Board); provided that any event, change, development, circumstance, fact or effect (i) that involves or relates to an Acquisition Proposal or Superior Proposal, (ii) that relates to the fact that the Company fails to meet, meets or exceeds any internal or analysts’ expectations or projections or (iii) that results from the market price or trading volume of the shares of Company Common Stock, individually or in the aggregate, shall not be deemed to constitute an Intervening Event; provided further that the underlying facts contemplated by the foregoing clauses (ii) and (iii) of this definition may be taken into account in determining whether an Intervening Event has occurred to the extent not otherwise excluded under this definition.

“IRS” means the United States Internal Revenue Service, or any successor thereto.

“Knowledge of the Company” means the actual knowledge of the individuals identified in Section 1.1(a) of the Company Disclosure Letter.

“Legal Proceeding” means any action, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding, public or private), hearing, audit, examination or investigation by or before any Governmental Entity.

“Liabilities” means any liability, Indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, option, right of first refusal, preemptive right, community property interest, restriction on the voting of any security, restriction on the transfer of any security or other asset, or restriction on the possession, exercise or transfer of any other attribute of ownership of any asset or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute.

“Merger Consideration” means $16.00.

“Nasdaq” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any Governmental Entity that is binding on or applicable to such Person or its property.

“Parent Average Closing Price” means the average closing sale price for a share of Parent Common Stock, rounded to the nearest one-tenth of a cent, as reported on Nasdaq for the ten most recent trading days ending on the last trading day immediately prior to the Effective Time.

“Parent Common Stock” means shares of common stock, par value $0.001 per share, of Parent.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to satisfy its obligations under this Agreement, including the satisfaction of the conditions precedent to the Merger and consummating the Merger and the other transactions contemplated by this Agreement.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Balance Sheet, (ii) mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other like Liens or other similar Liens arising or incurred in the ordinary course of business for amounts not in default, (iii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practices, (iv) defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable real property owned, leased, used or held for use by the Company or any of its Subsidiaries, (v) with respect to Intellectual Property Rights, non-exclusive licenses granted in the ordinary course of business and consistent with past practice, (vi) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, or (vii) Liens relating to intercompany borrowings among a Person and its Wholly Owned Subsidiaries.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Public Software” means any Software that is distributed or made available under the terms of a license that meets the definition of “Open Source” promulgated by the Open Source Initiative (“OSI”), available online at http://www.opensource.org/osd.html, or that is otherwise OSI-approved or categorized by the Free Software Foundation as free (each, an “Open Source License”).

“Registered IP” means all United States, international and foreign Intellectual Property Rights that are the subject of an application certificate, filing, or registration issued, filed with, or recorded by any state, government or other public legal authority, including Patents, registered Trademarks, registered Copyrights, and Domain Names.

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in Source Code or other form and (ii) computerized databases and compilations.

“Source Code” means computer software and code in human readable form, including related programmer’s comments and annotations, help text, instructions and other code that is stored or otherwise accessible in human readable form.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means any bona fide, written Acquisition Proposal (except that, for purposes of this definition, each reference in the definition of “Acquisition Transaction” to “15%” or “85%” shall be “50%”) that includes with it a bona fide Assumption Proposal or Termination Proposal from the same Third Party making such Acquisition Proposal, and which the Company Board has determined in good faith would be more favorable, from a financial point of view, to the holders of Company Common Stock in their capacities as such than the transactions contemplated by this Agreement, taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal (including the sources, availability and terms of any financing, financing market conditions, the existence of a financing contingency, the likelihood of closing and the identity of the Person or Persons making the proposal) and all of the terms and conditions of such Acquisition Proposal as the Company Board determines to be appropriate (including any termination or break-up fees, and expense reimbursement provisions), as well as any counter-offer or proposal made by Parent made in accordance with Section 6.2(c)(i).

“Tax” means (i) any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties, impositions and liabilities in the nature of taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any Liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group for any period (including any Liability under Treasury Regulation Section 1.1502-6 or any comparable provision of Applicable Law (including any arrangement for group or consortium relief or similar arrangement)) and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including nay Liability for taxes of a predecessor or transferor or otherwise by operation of law.

“Tax Returns” means all returns, declarations, estimates, reports, statements and other documents filed or required to be filed in respect of any Taxes, including any attachments thereto or amendments thereof.

“Termination Proposal” means any bona fide offer or proposal by any Third Party (or its Affiliates) making an Acquisition Proposal to pay Parent an amount equal to the Outstanding Debt Amount (determined as of the date of the termination of this Agreement) in connection with the termination of all of Parent’s and/or its Affiliates’ rights and obligations under the Definitive Financing Documentation in accordance with Section 8.1(e)(ii).

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

“WARN Act” means the Worker Adjustment Retraining Notification Act of 1988, as amended, or any successor statute, rules and regulations thereto.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

“willful and material breach” means a deliberate act or a deliberate failure to act, which act or deliberate failure to act was undertaken with the intent or knowledge (actual or constructive) that such act or failure to act would be, or would reasonably be expected to cause, a material breach of this Agreement.

1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Acquisition Proposal	1.1
Acquisition Transaction	1.1
Additional Parent Termination Fee	8.3(c)(ii)
Affiliate	1.1
Aggregate Cash Advance	6.21
Agreement	Preamble
Anti-Bribery Laws	3.25
First Antitrust Termination Date	8.1(d)
Antitrust Laws	1.1
Applicable Law	1.1
Assets	3.21
Assumed Award	1.1
Assumed Options	6.11(c)(ii)
Assumed PRSU	6.11(b)(ii)
Assumed RSU	6.11(a)(ii)
Balance Sheet	1.1
Base Parent Termination Fee	8.3(c)(i)
Business Day	1.1
Business Facility	1.1
Cancelled Option	6.11(c)(i)
Cancelled PRSU	6.11(b)(i)
Cancelled PRSU Consideration	6.11(b)(i)
Capitalization Reference Date	3.4(a)
Capitalization Representation	7.2(a)(iii)
Cancelled RSU	6.11(a)(i)
Cancelled RSU Consideration	6.11(a)(i)

Term	Section Reference
Cancelled SAU	6.11(d)
Cancelled Shares	2.7(a)(i)
Cause	6.11(e)
Certificate of Merger	2.2
Certificates	2.7(a)(i)
Closing	1.1
Closing Date	2.3
Collective Bargaining Agreements	3.19(b)
Code	1.1
Company	Preamble
Company Board	Recitals
Company Board Recommendation	6.2(a)
Company Board Recommendation Change	6.2(b)
Company Common Stock	Recitals
Company Compensatory Awards	1.1
Company Data	3.22(n)
Company Disclosure Letter	Article III
Company IP	1.1
Company IP Agreements	3.22(e)
Company IT Systems	3.22(p)
Company Material Adverse Effect	1.1
Company Options	1.1
Company Registered IP	3.22(a)
Company Performance Restricted Stock Unit	1.1
Company Plans	1.1
Company Preferred Stock	1.1
Company Privacy Policy	1.1
Company Products	1.1
Company Restricted Stock Unit	1.1
Company Securities	3.4(d)
Company Stock Appreciation Unit	1.1
Company Stockholders’ Meeting	6.3(a)
Company Termination Fee	8.3(b)(i)
Confidentiality Agreement	6.9
Continuing Employees	1.1
Contract	1.1
Consent	3.5(b)
COVID-19	1.1
COVID-19 Measures	1.1
Data Incidents	3.22(n)
Data Processing Obligations	3.22(n)
Definitive Financing Documentation	6.21
Delaware Secretary of State	2.2
Delaware Law	1.1
Delisting Period	6.19
DGCL	1.1
Disclosed Capital Expenditures	5.2(v)
Dissenting Shares	2.7(c)(i)
DOJ	1.1
DTC	1.1
D&O Insurance	6.13(b)

Term	Section Reference
EAR	3.23
Effect	1.1
Effective Time	2.2
Employee Plans	1.1
Enforceability Limitations	3.3(a)
Equity Award Exchange Ratio	1.1
ERISA	1.1
ERISA Affiliate	1.1
Environmental Law	1.1
Environmental Permit	1.1
Exchange Act	1.1
Exchange Fund	2.8(b)(i)
Excluded Shares	2.7(a)(i)
Export and Import Approvals	3.23
Export Controls	3.23
401(k) Termination Date	6.12(a)
Fee Enhancing Transaction	8.3(c)(ii)
Financing	6.17(a)
Financing Signing Date	6.21
Financing Sources	1.1
Financing Term Sheet	6.21
First Antitrust Termination Date	8.1(d)
Fraud	1.1
FTC	1.1
GAAP	1.1
Governmental Entity	1.1
Governmental Official	1.1
Hazardous Material	1.1
Hazardous Material Activity	1.1
HSR Act	1.1
Indebtedness	1.1
Insurance Policies	1.1
Intellectual Property Rights	1.1
International Employee Plan	1.1
Intervening Event	1.1
IRS	1.1
Import Restrictions	3.23
Indemnified Parties	6.13(a)
Intercreditor Agreement	8.3(e)(ii)
Knowledge of the Company	1.1
Labor Organization	3.19(b)
Leased Real Property	3.20(b)
Leases	3.20(b)
Legal Proceeding	1.1
Legal Restraint	7.1(c)
Liabilities	1.1
Lien	1.1
Material Contract	3.11(a)
Maximum Annual Premium	6.13(b)
Merger Consideration	1.1
Merger Sub	Preamble

Term	Section Reference
NASDAQ	1.1
NYSE	1.1
Notice Period	6.2(c)(i)
Option Consideration	6.11(c)(i)
Order	1.1
Original Date	6.3(b)
Outstanding Debt Amount	8.3(e)(ii)
Owned Real Property	3.20(a)
Parent	Preamble
Parent Average Closing Price	1.1
Parent Common Stock	1.1
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	1.1
Parent Termination Fee	8.3(c)(ii)
Paying Agent	2.8(a)
Permits	3.13
Permitted liens	1.1
Person	1.1
Pre-Closing Director	6.17(b)
Public Software	1.1
Real Property	3.20(b)
Registered IP	1.1
Relevant Matters	9.10
Representatives	1.1
Required Antitrust Regulatory Approvals	7.1(b)
Requisite Stockholder Approval	3.3(c)
Sarbanes-Oxley Act	1.1
SEC	1.1
SEC Reports	3.6(a)
Second Antitrust Termination Date	8.1(d)
Securities Act	1.1
Seller Loans	6.21
Shrink-Wrap Code	1.1
Significant Customer	3.15(a)
Significant Supplier	3.15(b)
Software	1.1
Source Code	1.1
Specified Representations	7.2(a)(ii)
Stock Appreciation Unit Consideration	6.11(d)
Subsidiary	1.1
Subsidiary Securities	3.2(f)
Superior Proposal	1.1
Surviving Corporation	2.1
Tail Policy	6.13(b)
Takeover Law	3.29(a)
Tax	1.1
Tax Returns	1.1
Third party	1.1
Termination Date	8.1(d)
Trade Secrets	1.1
Trademarks	1.1

Term	Section Reference
Triggering Event	8.1(f)(ii)
Uncertificated Shares	2.7(a)(i)
WARN Act	1.1
Warranties	3.22(s)
Wholly Owned Subsidiary	1.1
willful and material breach	1.1

1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires. Article, Section, clause and Schedule references contained in this Agreement are references to Articles, Sections, clauses and Schedules in or to this Agreement, unless otherwise specified.

(e) The rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

(f) As used in this Agreement, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if.”

(g) The word “or” is disjunctive but not exclusive.

(h) The terms defined in the singular shall have a comparable meaning when used in the plural and vice versa, and words importing the masculine gender shall include the feminine and neutral genders and vice versa.

(i) All accounting terms not expressly defined in this Agreement shall have the meanings given to them under GAAP.

(j) References to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions.

(k) The term “dollars” and the symbol “$” mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in the Wall Street Journal or, if not reported thereby, another authoritative source mutually agreed to by Parent and the Company, in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny.

(l) Whenever any reference is made in this Agreement to the Company having “made available” any document or information, such phrase shall include the Company having made such document or information available one day prior to the execution of this Agreement in the electronic data room utilized in connection with the transactions contemplated by this Agreement named “Project Lychee” hosted by DFS Venue data room (dfsvenue.com).

(m) When calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and references to a number of days shall refer to calendar days unless Business Days are specified.

(n) All references to any (i) statute include the rules and regulations promulgated thereunder and all applicable, guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Entity and (ii) Applicable Law shall be a reference to such Applicable Law as amended, re-enacted, except, in the case of (i) and (ii), for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any statute or Applicable Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date.

(o) All references to (i) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference and (ii) this Agreement mean this Agreement (taking into account the provisions of Section 9.4) as amended or otherwise modified from time to time in accordance with Section 8.4.

(p) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of Delaware Law, at the Effective Time, Merger Sub shall be merged with and into the Company in the Merger, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving entity. The Company, as the surviving entity of the Merger, is sometimes hereinafter referred to as the “Surviving Corporation.”

2.2 The Effective Time of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under Delaware Law by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the applicable provisions of Delaware Law (the time of such filing and acceptance by the Delaware Secretary of State, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The Closing shall take place by remote communications and by the exchange of signatures by electronic transmission or, if or to the extent such exchange is not practicable, at a Closing to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market Street, Spear Tower, San Francisco, California, 94105, on a date and at a time to be agreed upon by Parent, Merger Sub and the Company, which date shall be no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder), of such conditions) or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date”.

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.13, the certificate of incorporation of the Company shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name), and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Delaware Law and such certificate of incorporation.

(b) Bylaws. At the Effective Time, subject to the provisions of Section 6.13, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation (except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name) until thereafter amended in accordance with the applicable provisions of Delaware Law, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6 Directors and Officers.

(a) Directors of the Surviving Corporation. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until his or her or their successor has been duly elected or appointed and qualified or until his or her or their earlier death, resignation or removal pursuant to the certificate of incorporation of the Surviving Corporation, its bylaws and/or Applicable Law.

(b) Officers of the Surviving Corporation. Except as otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until his or her or their successor has been duly elected or appointed and qualified or until his or her or their earlier death, resignation or removal pursuant to the certificate of incorporation of the Surviving Corporation, its bylaws and/or Applicable Law.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (A) shares of Company Common Stock owned by Parent, the

Company or any direct or indirect Wholly Owned Subsidiary of Parent or the Company, in each case immediately prior to the Effective Time (such shares, “Cancelled Shares”), and (B) Dissenting Shares (and together with Cancelled Shares, the “Excluded Shares”)) shall be canceled and extinguished and automatically converted into the right to receive the Merger Consideration, without interest thereon, upon the surrender of (A) certificates representing shares of Company Common Stock (the “Certificates”) and (B) uncertificated shares of Company Common Stock (the “Uncertificated Shares”), in each case, in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.10).

(ii) Owned Company Common Stock. Each Cancelled Share shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(iii) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Adjustment to Merger Consideration. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Capital Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, or any record date for any such purpose shall be established, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

(c) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Delaware Law with respect to such shares) shall not be converted into, or represent the right to receive, the Merger Consideration but instead shall be entitled to payment of the appraised value of such shares in accordance with Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, other than the right to receive the fair market value of such Dissenting Shares to the extent afforded by Section 262 of the DGCL); provided that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal, pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration in accordance with Section 2.7(a)(i), without any interest thereon, upon surrender of the Certificate or Uncertificated Shares that formerly evidenced such share in the manner provided in Section 2.8.

(ii) The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawals of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Delaware Law that relates to such demand, and Parent shall have the opportunity, at Parent’s expense, and right to participate in and direct all negotiations and proceedings with respect to such demands, including any determination to make any payment or deposit with respect thereto. Except with the prior written consent of

Parent, the Company shall not make any payment or deposit with respect to, or offer to settle or settle, any such demands.

(d) Company Compensatory Awards. At the Effective Time, each Company Compensatory Award then outstanding under any of the Company Plans shall be treated in accordance with the provisions of Section 6.11.

2.8 Exchange of Certificates.

(a) Paying Agent. Not less than three (3) Business Days prior to the anticipated Closing Date, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Paying Agent”). The Paying Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Uncertificated Shares and shall obtain no rights or interests in the shares of Company Common Stock represented thereby.

(b) Exchange Fund.

(i) At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of shares of Company Common Stock pursuant to the provisions of this Article II, by transfer of immediately available funds, an amount of cash sufficient to pay the aggregate Merger Consideration (such amount, the “Exchange Fund”).

(ii) Pursuant to the terms and conditions of this Agreement and the Paying Agent Agreement, the Paying Agent shall, among other things, (A) act as the paying agent for the payment and delivery of the aggregate Merger Consideration and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a nationally recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level sufficient to make prompt payment and delivery of the aggregate Merger Consideration, or to the extent the Exchange Fund is not sufficient to make prompt payment and delivery of the aggregate Merger Consideration in respect of any Dissenting Shares that have been converted into, and have become exchangeable for, the right to receive the Merger Consideration, Parent shall promptly deposit or cause to be deposited such additional amounts in cash in immediately available funds with the Paying Agent for the Exchange Fund so as to ensure that the Exchange Fund is maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment (if any) in excess of the amounts payable in respect of the aggregate Merger Consideration shall be promptly returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement.

(c) Payment Procedures.

(i) As promptly as practicable after the Effective Time (but in any event within three (3) Business Days thereafter), Parent shall instruct the Paying Agent to mail or otherwise provide each holder of record of shares of Company Common Stock (other than Excluded Shares) that are (A) represented by Certificates or (B) Uncertificated Shares, and are not held, directly or indirectly, through DTC, notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Uncertificated Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 2.10) or the surrender of such Uncertificated Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Uncertificated Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable, and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 2.10) or such Uncertificated Shares to the Paying Agent in exchange for the Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to this Article II.

(ii) With respect to Uncertificated Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent shall transmit to DTC or its nominees on the first Business Day after the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Company Common Stock (other than Excluded Shares) held of record by DTC or such nominee immediately prior to the Effective Time, multiplied by (B) the Merger Consideration.

(iii) Upon surrender to the Paying Agent of the shares of Company Common Stock (other than Excluded Shares) that (A) are Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 2.10) together with the letter of transmittal, duly completed and executed, and such other documents as may be reasonably required by the Paying Agent, (B) are Uncertificated Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Uncertificated Shares (or such other reasonable evidence, if any, of surrender with respect to such Uncertificated Shares, as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), in each case of the foregoing clauses (A) and (B) of this Section 2.8(c)(iii), pursuant to such materials and instructions contemplated by Section 2.8(c)(i), and (C) are Uncertificated Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to Section 2.8(c)(ii), the holder of such Certificate or Uncertificated Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.8(e)) equal to the product obtained by multiplying (1) the number of shares of Company Common Stock represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 2.10) or such Uncertificated Shares by (2) the Merger Consideration. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate or Uncertificated Share.

(d) Transfers of Ownership. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other similar Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(e) Required Withholding. Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under applicable Tax laws. To the extent that such amounts are so deducted or withheld, such amounts (i) shall be remitted by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, to the applicable Governmental Entity and (ii) shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) Termination of Exchange Fund.

(i) Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Company Common Stock (other than Excluded Shares) for six (6) months from and after the Closing Date shall, upon Parent’s demand, be delivered to Parent or the Surviving Corporation, as determined by Parent. Any holder of Company Common Stock (other than Excluded Shares) who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 2.8 shall thereafter look only to Parent or the Surviving Corporation as a general creditor thereof for such payments (after giving effect to any required Tax withholdings as provided in Section 2.8(e)) in respect thereof.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Applicable Law. Any other provision of this Agreement notwithstanding, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Uncertificated Shares immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

2.9 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Share theretofore representing any shares of Company Common Stock (other than Dissenting Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration as provided for, and in accordance with the procedures set forth, in this Article II.

2.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.7; provided, however, as a condition precedent to the payment of such Merger Consideration, if required by Parent or the Paying Agent, the Paying Agent may require the owners of such lost, stolen or destroyed Certificates to furnish a bond in form satisfactory to the Paying Agent as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed. The value of the bond of indemnity shall be reasonably calculated by the Paying Agent, based on the value of lost, stolen or destroyed Certificates.

2.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Corporation shall take all such lawful and necessary action on behalf of the Company and Merger Sub.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Section of the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) that relates to such Section or in another Section of the Company Disclosure Letter to the extent it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such Section and (b) as disclosed in the SEC Reports filed prior to the date of this Agreement (but excluding, in each case, any disclosures set forth or referenced in any risk factor, forward-looking statement, quantitative and qualitative disclosures about market risk section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) (it being acknowledged that nothing disclosed in the SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 3.4), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization and Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under Delaware Law. The Company has the requisite corporate power and authority to carry on its business as it is presently being conducted in all material respects, and to own, lease or operate its respective material properties and material assets in all material respects. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to prevent or materially impair or delay the consummation of the Merger in accordance with the terms hereof.

(b) The Company has filed with the SEC complete and correct copies of its certificate of incorporation and bylaws, as amended to date. The Company is not in violation of its certificate of incorporation or bylaws.

3.2 Subsidiaries.

(a) Section 3.2(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of the name of each Subsidiary of the Company, and with respect to each Subsidiary (i) its jurisdiction of organization; (ii) whether such Subsidiary is a Wholly Owned Subsidiary (any Subsidiary that is not a Wholly Owned Subsidiary, a “Non-Wholly Owned Subsidiary”), and (iii) for each Non-Wholly Owned Subsidiary (A) the percentage of the Company’s ownership interest, direct or indirect, and the number and type of capital stock or other securities owned by the Company, directly or indirectly, in each such Subsidiary, and (B) the percentage of such other Person or Persons’ ownership interest and the number and type of shares of capital stock or other securities owned by such other Person or Persons in each such Subsidiary, and the name and jurisdiction of organization of such other Person or Persons.

(b) Except for the Company’s Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in any Person, other than equity securities in a publicly traded company or other entity held for investment by the Company or any of its Subsidiaries and consisting of less than one percent of the outstanding capital stock or other equity interest of such company or other entity.

(c) Each of the Company’s Subsidiaries is (i) duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), (ii) has the requisite power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, and (iii) is in compliance with its respective certificate of incorporation, bylaws or other applicable constituent documents, except for any deviation from any of the foregoing clauses (i), (ii) or (iii) that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except for any deviations that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole and would not reasonably be expected to prevent or materially impair or delay the consummation of the Merger in accordance with the terms hereof.

(d) The Company has delivered or made available to Parent complete and correct copies of the certificates of incorporation and bylaws or other constituent documents, as amended to date, of each of the Company’s Subsidiaries.

(e) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable, (ii) as of the date of this Agreement, are owned, directly or indirectly, by the Company or Wholly Owned Subsidiary of the Company, free and clear of all Liens (other than Permitted Liens and restrictions on transfer imposed by Applicable Law) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business as presently conducted.

(f) As of the date hereof, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, stock appreciation units, warrants, restricted stock units, subscriptions, convertible securities, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. As of the date hereof, are no Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities. As of the date hereof, there are no outstanding contractual obligations of the Company or its Subsidiaries to provide material funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

3.3 Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject in the case of the Merger to obtaining the Requisite Stockholder Approval, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (including the Merger), other than in the case of the Merger, obtaining the Requisite Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Law affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity (the “Enforceability Limitations”).

(b) At a meeting duly called and held prior to the execution of this Agreement, the Company Board unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, (iii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iv) directed that the adoption of this Agreement be submitted to a vote of the stockholders of the Company at the Company Stockholder Meeting and (v) resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement in accordance with the applicable provisions of Delaware Law.

(c) Assuming that the representations of Parent and Merger Sub set forth in Section 4.9 are accurate, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock voting to adopt this Agreement (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock necessary (under Applicable Law or the Company’s certificate of incorporation or bylaws) to consummate the Merger.

3.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of Company Preferred Stock. As of November 1, 2021 (the “Capitalization Reference Date”), (A) 52,695,368 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Preferred Stock were issued and outstanding or held by the Company as treasury shares and (C) no shares of Company Common Stock were held by the Company as treasury shares. All outstanding shares of Company Capital Stock have been issued and granted in compliance in all material respects with all applicable Laws and all requirements set forth in any applicable Contract. Since the Capitalization Reference Date and through the date of this Agreement, no Company Plan has been amended or otherwise modified and no shares of Company Capital Stock or shares of Company Preferred Stock have been repurchased or redeemed or issued (other than with respect to the exercise, vesting or settlement of Company Compensatory Awards outstanding prior to the Capitalization Reference Date and pursuant to the terms of the applicable Company Plan in effect on the Capitalization Reference Date), and no shares of Company Capital Stock have been reserved for issuance and no Company Compensatory Awards have been granted, except pursuant to the terms of the applicable Company Plan in effect on the Capitalization Reference Date.

(b) Section 3.4(b) of the Company Disclosure Letter sets forth, as of the Capitalization Reference Date, (i) the aggregate number of shares of Company Common Stock that are subject to Company Options, (ii) the aggregate number of shares of Company Common Stock that are subject to Company Stock Appreciation Units, (iii) the aggregate number of shares of Company Performance Restricted Stock Units assuming maximum achievement, and (iv) the aggregate number of shares of Company Common Stock that are subject to Company Restricted Stock Units. With respect to each holder of a Company Compensatory Award, Section 3.4(b) of the Company Disclosure Letter sets forth, as of the Capitalization Date, (A) the name or identification number of each such holder, (B) the number of shares of Company Common Stock subject to each Company Compensatory Award, (C) the grant date of each Company Compensatory Award, (D) the award type of each Company Compensatory Award, (E) the exercise price for each Company Compensatory Award that is a Company Option or an award of Company Stock Appreciation Units, (F) the expiration date, if any, of each Company Compensatory Award, (G) for any Company Compensatory Award that is a Company Option, whether such Company Option is an incentive stock option within the meaning of Section 422 of the Code or a nonstatutory stock option, (H) the vesting schedule, including a description of the vesting criteria for performance-based awards, (I) a description of any vesting acceleration provisions applicable to such Company Compensatory Award, and (J) the Company Stock Plan under which each Company Compensatory Award was issued. As of the Closing Date, Parent will have a complete and correct list that sets forth, as of a date within five (5) Business

Days of the Closing Date, with respect to all holders of Company Compensatory Awards on a holder-by-holder basis, (I) the name of each holder, (II) the number of shares of Company Common Stock subject to each Company Compensatory Award, (III) the grant date of each Company Compensatory Award, (IV) the exercise price for each Company Compensatory Award that is a Company Option or an award of Company Stock Appreciation Units, (V) the award type of each Company Compensatory Award, (vi) the expiration date, if any, of each Company Compensatory Award, (VII) for any Company Compensatory Award that is a Company Option, whether such Company Option is an incentive stock option within the meaning of Section 422 of the Code or a nonstatutory stock option, (VIII) the vesting schedule, including a description of the vesting criteria for performance-based awards, (IX) a description of any vesting acceleration provisions applicable to such Company Compensatory Award and (X) the Company Stock Plan under which each Company Compensatory Award was issued. As of the Capitalization Reference Date, 2,606,269 shares of Company Common Stock were reserved for future issuance pursuant to stock awards not yet granted under the Company Plans. All Company Compensatory Awards have been granted and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in accordance in all material respects with all Applicable Laws and all of the terms and conditions of the Company Plans, and all Company Compensatory Awards have been properly accounted for in accordance in all material respects with GAAP on the consolidated audited financial statements of the Company and its Subsidiaries filed in or furnished with the SEC Reports.

(c) All of the outstanding shares of Company Capital Stock or other securities of the Company have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Lien (other than restrictions on transfer imposed by Applicable Law) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest). Upon the issuance of any shares of Company Common Stock in accordance with the terms of the Company Plans in effect on the Capitalization Reference Date, such shares of Company Common Stock will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Lien (other than restrictions on transfer imposed by Applicable Law) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest).

(d) Except as set forth in this Section 3.4, and except for changes resulting from the exercise, settlement or vesting of Company Compensatory Awards in accordance with their respective terms, in each case issued on or after the Capitalization Reference Date as permitted under this Agreement and Company Securities granted or issued in compliance with Section 5.2, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, stock appreciation units, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(e) Other than the Company’s certificate of incorporation, the Company’s bylaws or this Agreement, neither the Company nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of the Company.

3.5 Non-contravention; Required Consents.

(a) Assuming the Requisite Stockholder Approval is obtained, the execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Merger) and the compliance by the Company with any of the provisions hereof do not and will not (i) violate or conflict with any provision of its certificate of incorporation or bylaws, (ii) subject to obtaining the Consents set forth in Section 3.5(a)(ii) of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the loss of any material benefit or the imposition of any additional payment or other material Liability under, any Material Contract, (iii) assuming compliance with the matters referred to in Section 3.5(b) and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Applicable Law or Order or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, breaches, conflicts, defaults, terminations, losses, payments, Liabilities, accelerations or Liens which have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to prevent or materially impair or delay the consummation of the Merger in accordance with the terms hereof.

(b) Assuming the accuracy of the representations and warranties set forth in Section 4.3(b), no consent, approval, clearance, waiver, expiration or termination of an applicable waiting period, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”), any Governmental Entity is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger), except (i) the filing and recordation of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (ii) such filings and approvals as may be required by the NYSE or any federal or state securities or Takeover Laws, including compliance with any applicable requirements of the Securities Act or the Exchange Act, (iii) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws and (iv) the Requisite Stockholder Approval, and (v) such other Consents, the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to prevent or materially impair or delay the consummation of the Merger in accordance with the terms hereof.

3.6 SEC Reports.

(a) Since January 1, 2019 through the date of this Agreement, the Company has filed or furnished (as applicable) all forms, reports, schedules, statements and documents with the SEC that have been required to be so filed or furnished (as applicable) and, after the date of this Agreement and until the Effective Time, the Company will file all forms, reports, schedules, statements and documents with the SEC that are required to be filed by it prior to the time so required (all such forms, reports, schedules, statements and documents, together with any other forms, reports, schedules, statements or other documents filed or furnished (as applicable) by the Company with the SEC after January 1, 2019, and at or prior to the Effective Time that are not required to be so filed or furnished, the “SEC Reports”).

(b) Each SEC Report complied, or will comply, as the case may be, as of its filing date (or, if amended or superseded by a filing, on the date of such amended or superseded filing), as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and with all applicable provisions of the Sarbanes-Oxley Act, each as in effect on the date such SEC Report was, or will be, filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each SEC Report did not, or will not, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the SEC Reports or any registration statement filed by the Company with the SEC and (ii) no SEC Report nor any registration statement filed by the Company with the SEC is, to the Knowledge of the Company, the subject of ongoing SEC review.

(e) No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(f) Since January 1, 2019, no executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any SEC Report, except as disclosed in certifications filed with the SEC Reports, and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. Since January 1, 2019, neither the Company nor any of its executive officers has received any written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

3.7 Financial Statements.

(a) The consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the SEC Reports have been or will be, as the case may be, prepared in accordance with GAAP consistently applied by the Company during the periods and at the dates involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements as may be permitted by the SEC for Quarterly Reports on Form 10-Q), and fairly present in all material respects, or will fairly present in all material respects, as the case may be, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements that will not be material in amount or effect).

(b) The Company’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is sufficient to provide reasonable assurance (i) of the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are executed in accordance with the authorization of management and the Company Board, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, and that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d) The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2020, and such assessment concluded that such control was effective. Since such date, there have been no changes in the Company’s internal control over financial reporting that, individually or in the aggregate, have materially and adversely affected or would reasonably be expected to materially and adversely affect, the Company’s internal control over financial reporting.

(e) Since January 1, 2019, neither the Company nor any of its Subsidiaries (including any director, officer and employee thereof), nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(f) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(g) Since January 1, 2019, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since January 1, 2019, no current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(h) Since January 1, 2019, to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Since January 1, 2019, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

3.8 Proxy Statement. The Proxy Statement, when filed with the SEC and on the date first mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, and any amendments or supplements thereto, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Proxy Statement.

3.9 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities other than (a) Liabilities reflected or otherwise reserved against in the Balance Sheet (or disclosed in the notes thereto), (b) Liabilities under this Agreement or in connection with the transactions contemplated hereby, including the Merger, (c) fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger), (d) executory obligations under any Contract, other than any such obligations that arose as a result of an existing breach or default (with or without notice or lapse of time or both) thereunder, (e) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet, and (f) Liabilities that are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.10 Absence of Certain Changes.

(a) Except for actions expressly contemplated by this Agreement, since the date of the Balance Sheet through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business consistent with past practices, and (ii) the Company has not taken any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of subclauses (a), (b), (c), (d), (e), (f), (k), (l), (m), (n), (o), (q), (t), (v), (w), (y), or, as it relates to any of the foregoing, (aa) of Section 5.2;

(b) Since the date of the Balance Sheet through the date of this Agreement, there has not been or occurred a Company Material Adverse Effect.

3.11 Material Contracts.

(a) For purposes of this Agreement, a “Material Contract” means each of the following Contracts (other than any Employee Plan) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound:

(i) any Contract that has been or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed as a “material contract” on a Current Report on Form 8-K or has been or would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act;

(ii) any Collective Bargaining Agreement or other similar Contract with a Labor Organization;

(iii) any Contract with any Significant Customer or any Significant Supplier, other than non-disclosure agreements or purchase orders issued by such Significant Customers or to such Significant Suppliers in the ordinary course of business consistent with past practices;

(iv) any Contract providing for material indemnification or any material guaranty (in each case, under which the Company has continuing obligations as of the date hereof), other than any guaranty by the Company of any of its Subsidiary’s obligations or any Contract providing for indemnification ancillary to a related commercial arrangement entered into in the ordinary course of business;

(v) any Contract that is material to the Company and its Subsidiaries, taken as a whole, containing any covenant, commitment or other obligation (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person in any line of business, or to make use of any Company IP, (B) granting any exclusive rights to any third party, (C) containing a “most favored nation” or similar provision, (D) including any “take or pay” or “requirements” obligation, (E) prohibiting the Company or any of its Subsidiaries (or, after the Effective Time, Parent) from engaging in business with any Person or levying a fine, charge or other payment for doing so (other than any prohibition pertaining to the non-solicitation of employees) or (F) otherwise prohibiting or limiting the right of the Company or its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies, in each case other than any such Contracts that may be cancelled without liability to the Company or its Subsidiaries upon notice of ninety (90) days or less;

(vi) any Contract (A) relating to the license, disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business, (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries or (C) relating to the formation, control or operation of any joint venture;

(vii) any Company IP Agreement;

(viii) any Contract containing an obligation (contingent or otherwise) to provide Source Code for any Company Product to any third party, including to put such Source Code in escrow with a third party;

(ix) any Contract (A) containing any material financial penalty for the failure by the Company or any of its Subsidiaries to comply with any support or maintenance obligation, or (B) containing any obligation to provide support or maintenance for the Company Products during any period that is after five (5) years from the date hereof, in each case other than any such Contracts that may be cancelled without liability to the Company or its Subsidiaries (and without the survival of such support, or maintenance obligations) and upon notice of thirty (30) days or less;

(x) any Contract for the acquisition or disposition of any business containing any continuing (A) profit sharing arrangements or “earn-out” arrangements or (B) indemnification or similar contingent payment obligations;

(xi) any joint venture or development agreements, or any outsourcing Contracts (including Contracts to assemble, manufacture and package any Company Product);

(xii) based upon amounts paid or received thereunder during the most recent completed fiscal year of the Company, the top ten (10) Contracts authorizing a third party to sell, license or distribute any Company Products;

(xiii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to relating to Indebtedness for borrowed money or the deferred purchase price of property, other than (A) accounts receivables and payables in the ordinary course of business consistent with past practice and (B) loans among the Company and any direct or indirect Wholly Owned Subsidiaries;

(xiv) any mortgage, lease, loan or other material Contract relating to any sale leaseback transaction of any real property previously owned by the Company or any of its Subsidiaries;

(xv) any Contract with any Governmental Entity;

(xvi) any Leases and any contract for the purchase or sale of any real property;

(xvii) any Contract entered into since January 1, 2019 to settle a Legal Proceeding other than (A) releases immaterial in nature and amount entered into with former employees or independent contractors of the Company in the ordinary course of business or (B) settlement agreements for cash only (which has been paid) and does not exceed $500,000 as to such settlement;

(xviii) any data processing agreement or other Contract relating primarily to privacy, data protection, or data security obligations in connection with the creation, collection, use, disclosure, storage, access or other processing of Company Data; or

(xix) other Contract that provides for payment obligations by the Company or any of its Subsidiaries of $2,500,000 or more in any individual case and is not required to be disclosed pursuant to the other clauses of this Section 3.11(a), other than purchase orders issued by the Company to existing suppliers in the ordinary course of business consistent with past practices.

(b) Except for any Material Contract filed by the Company on EDGAR prior to the date hereof (which exception will only modify Section 3.11(a)(i)), (x) Section 3.11(a) of the Company Disclosure Letter contains a list that is complete and accurate as of the date hereof of all Material Contracts, and identifies each subsection of Section 3.11(a) that describes such Material Contract, and (y) the Company has delivered or made available to Parent complete and correct copies of each such Material Contract.

(c) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company, as the case may be) subject to the Enforceability Limitations and is in full force and effect, and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice or other written communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify in a manner adverse to the Company, any Material Contract, in each case, except, with respect to any of the foregoing matters, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.12 Compliance with Law. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, their respective properties (the Assets and the Real Property) are and, since January 1, 2019, have been, in compliance with all Applicable Laws and Orders, except (x) for such instances of non-compliance which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or (y) as would not, or would not reasonably be expected to, prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and Applicable Law. Since January 1, 2019, neither the Company nor any of its Subsidiaries (a) has received any written notice of any administrative, civil or criminal investigation or audit by any Governmental Entity relating to the Company or any of its Subsidiaries, (b) has received any written notice from any Governmental Entity alleging any violation by the Company or any of its Subsidiaries of any Applicable Law or Order nor (c) has provided any written notice to any Governmental Entity regarding any violation by the Company or any of its Subsidiaries of any Applicable Law or Order, and no such notice referred to in clauses (a), (b) or (c) of this Section 3.12 remains outstanding or unresolved as of the date of this Agreement, except in each case as has not been or would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, since January 1, 2019, neither the Company nor any of its Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

3.13 Permits. The Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance with the terms of all permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to occupy and operate each Real Property and to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that, individually or in the aggregate, (x) have not or would not reasonably be expected to result in a material Liability to the Company and its Subsidiaries, taken as a whole, or (y) would not, or would not be reasonably be expected to, prevent, materially delay or prevent the ability of the Company to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and Applicable Law. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding (A) any violation by the Company or any of its Subsidiaries of any Permits or the failure to have any required Permits, or (B) any revocation, cancellation or termination of any Permits held by the Company or any of its Subsidiaries, and no such notice in either case remains outstanding or unresolved as of the date of this Agreement, except in each case (1) as has not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and (2) as would not, or would not be reasonably expected to, prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and Applicable Law.

3.14 Litigation. There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened (a) against the Company or any of its Subsidiaries that (i) seeks damages in excess of $200,000 or could reasonably be expected to result in liability to the Company or any of its Subsidiaries in amount of $200,000 or more, (ii) seeks material injunctive relief, or (iii) would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or (b) against any current or former director or officer of the Company or any of its Subsidiaries (in their respective capacities a such), whether or not naming the Company or any of its Subsidiaries, or (c) by the Company or any of its Subsidiaries against any third party that (i) seeks damages in excess of $200,000, (ii) seeks material injunctive relief, or (iii) would reasonably be expected to prevent or materially impair or delay the consummation of the Merger. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or would be reasonably be expected to prevent, materially delay or materially impair or delay the ability of the Company to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and Applicable Law. Despite the foregoing, no representation or warranty is made in this Section 3.14 with respect to any Legal Proceeding pursuant to, arising out of, or relating to any Antitrust Law concerning the Merger that is threatened or commenced after the date hereof.

3.15 Customers and Suppliers.

(a) Neither the Company nor any of its Subsidiaries has any outstanding material disputes concerning any Company Products with any customer who during calendar year 2020 or the period from January 1, 2021 through the date of this Agreement was one of the ten (10) largest customers of Company Products based on amounts paid or payable to the Company or its Subsidiaries by such customers during each such period (each, a “Significant Customer”). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company or any of its Subsidiaries or that such Significant Customer intends to terminate or materially modify any existing Contracts with the Company or any of its Subsidiaries. Since January 1, 2019 through the date of this Agreement, the Company has not had any material quantity of Company Products returned by a purchaser thereof except for normal warranty returns in the ordinary course of business consistent with past practice.

(b) Neither the Company nor any of its Subsidiaries has any outstanding material dispute concerning products and/or services provided by any supplier who during calendar year 2020 or the period from January 1, 2021 through the date of this Agreement was one of the ten (10) largest other suppliers of products and/or services to the Company and its Subsidiaries, in each case, based on amounts paid or payable by the Company and its Subsidiaries to such supplier during each such period (each, a “Significant Supplier”). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, bona fide oral notice from any Significant Supplier that such Significant Supplier shall not continue as a supplier to the Company or any of its Subsidiaries or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company or any of its Subsidiaries. The Company and its Subsidiaries have access in all material respects and on commercially reasonable terms to all products and services reasonably necessary to carry on the Company’s business.

3.16 Taxes.

(a) Each of the Company and its Subsidiaries has prepared and timely filed (taking into account all applicable extensions) all income and other material Tax Returns required to be filed by Company or any of its

Subsidiaries or with respect to their respective operations, and such Tax Returns in all material respects are true and correct and have been completed in accordance with Applicable Law in all material respects.

(b) Each of the Company and its Subsidiaries has (i) paid all material Taxes it is required to pay (whether or not shown on a Tax Return), and (ii) paid or withheld (and timely paid over any withheld amounts to the appropriate Taxing authority, or is otherwise withholding such amounts for timely payment) all material federal and state income Taxes, Federal Insurance Contribution Act and Federal Unemployment Tax Act amounts, and other Taxes (including all Taxes required to be reported and withheld on any U.S or non-U.S. Company Compensatory Awards) required to be paid or withheld.

(c) Neither the Company nor any of its Subsidiaries had any Liabilities for material unpaid Taxes as of the date of the Balance Sheet that had not been accrued or reserved on the Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes since the date of the Balance Sheet other than in the ordinary course of business consistent with past practice.

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax that will be outstanding as of the Closing Date.

(e) No audit or other examination of any income or material Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination. No material adjustment relating to any Tax Return filed by the Company or any of its Subsidiaries has been proposed in writing by any Governmental Entity. No written claim has ever been made by any Governmental Entity that the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns.

(f) There are (and immediately following the Effective Time there will be) no Liens on the assets of the Company or any of its Subsidiaries relating or attributable to Taxes, other than Permitted Liens.

(g) Neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (ii) ever been a party to any Tax sharing, indemnification or allocation agreement, nor does the Company or any of its Subsidiaries owe any amount under any such agreement (other than pursuant to commercial Contracts with customary terms entered into in the ordinary course of business the principal purposes of which is unrelated to Taxes), (iii) any Liability for the Taxes of any person other than the Company and its Subsidiaries under Treas. Reg. § 1.1502-6 (or any similar provision of Applicable Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract (other than pursuant to commercial Contracts with customary terms entered into in the ordinary course of business the principal purposes of which is unrelated to Taxes), or otherwise by operation of law or (iv) been a party to any joint venture, partnership or other agreement that would reasonably be expected to be treated as a partnership for Tax purposes.

(h) Neither the Company nor any of its Subsidiaries will be required to include any material income or gain or exclude any material deduction or loss from Taxable income for any period or portion thereof after the Effective Time as a result of any (i) change in method of accounting made prior to the Effective Time, (ii) closing agreement under Section 7121 of the Code entered into prior to the Effective Time (or under any similar provision of Applicable Law), (iii) deferred intercompany gain or excess loss account under Section 1502 of the Code attributable to transactions occurring prior to the Effective Time (or under any similar provision of Applicable Law), (iv) installment sale or open transaction disposition made prior to the Effective Time, to the extent not reflected in the Balance Sheet, (v) prepaid amount received outside the ordinary course of business prior to the Effective Time, (vi) income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto, or (vii) election made under Section 108(i) of the Code (or under any similar provision of Applicable Law) prior to the Effective Time.

(i) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the three (3) year period ending on the date hereof or otherwise in connection with this Agreement.

(j) Neither the Company nor any of its Subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(k) The Company is not, and has not been at any time during the applicable period, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(l) The Company and each of its Subsidiaries is in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order. Neither the Company nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country.

(m) The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are arm’s length prices for purposes of the relevant transfer pricing Applicable Laws, including Treasury Regulations promulgated under Section 482 of the Code

(n) The Company has made available to Parent or its legal counsel or accountants copies of all income, franchise and other material Tax Returns and all ASC 740-10 work papers of the Company and each of its Subsidiaries for all periods from and including January 1, 2017.

3.17 Environmental Matters.

(a) (i) The Company and its Subsidiaries are and, since January 1, 2019, have been, in compliance with all applicable Environmental Laws, which compliance will be deemed to include obtaining and maintaining all of the Environmental Permits necessary for the continued conduct of the operations of the Company or any Subsidiary as such activities are currently being conducted, except for any instances of non-compliance that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; (ii) to the Knowledge of the Company, all Company Products comply with the restricted substance requirements set forth in Annex II of the EU RoHS Directive; and (iii) all Company Products comply with all customer environmental, health and safety requirements and specifications.

(b) Except as has not and would not reasonably be material to the Company and its Subsidiaries, taken as a whole, (i) as of the date hereof no Legal Proceeding is pending, or to the Knowledge of the Company, threatened, concerning or relating to any Environmental Law, Environmental Permit, or any Hazardous Materials Activity of the Company or any Subsidiary and neither the Company nor any Subsidiary has received any written information request from any Governmental Entity pursuant to Environmental Law, and (ii) except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as whole, since January 1, 2019, neither the Company nor any of its Subsidiaries has engaged in any Hazardous Material Activity that would reasonably be expected to result in a Legal Proceeding under Environmental Law or a requirement for investigation or material remedial activity under Environmental Law.

(c) Except as has not and would not reasonably be material to the Company and its Subsidiaries, taken as a whole, (i) no Hazardous Materials are present on any Business Facility currently owned, operated, or leased by the Company or any Subsidiary or were present on any other Business Facility at the time it ceased to be owned, operated, or leased by the Company, any Subsidiary, or any of their predecessors; and (ii) there are no underground storage tanks, asbestos which is friable or likely to become friable or polychlorinated biphenyls present on any Business Facility currently owned, operated, or leased by the Company or any of its Subsidiaries. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no lien imposed pursuant to Environmental Law is present on any Owned Real Property.

(d) To the Knowledge of the Company, as of the date of this Agreement, there is no fact or circumstance which could result in any Liability arising under Environmental Law that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has, either through Contract or by operation of law, assumed or agreed to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to any material Liabilities arising under Environmental Laws.

(e) The Company has delivered or made available to Parent all material environmental, health and safety records in the Company’s and its Subsidiaries’ possession concerning the Hazardous Materials Activities of the Company and its Subsidiaries, including all notices of non-compliance or violation of Environmental Laws and all Environmental Permits, environmental audits and environmental assessments of any Business Facility.

3.18 Employee Benefit Plans.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a complete and accurate list of all material Employee Plans as of the date of this Agreement (excluding for this purpose all employment agreements, offer letters, consulting agreements and forms of equity award agreements, in each case, that do not materially deviate from the Company’s standard forms which have been made available to Parent). With respect to each material Employee Plan, to the extent applicable, the Company has made or will make available to Parent no later than thirty (30) Business Days following the date of this Agreement complete and accurate copies of (i) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto for the last three years; (ii) the most recent opinion letter or determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (iii) the current plan documents and summary plan descriptions, if any, including any amendments or statements of material modifications thereto, or a written description of the terms of any Employee Plan that is not in writing; (iv) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (v) any material non-routine notices to or from the IRS or any office or representative of the DOL or any similar Governmental Entity since January 1, 2015, relating to any compliance issues in respect of any such Employee Plan; (vi) with respect to each International Employee Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan, if any, and (B) any document comparable to the determination letter referenced under clause (ii) above issued by a Governmental Entity, if any; and (vii) all other material Contracts directly relating to each Employee Plan, including administrative service agreements.

(b) Each Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all Applicable Law, including the applicable provisions of ERISA and the Code.

(c) Each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on an unrevoked favorable prototype opinion letter or has received a favorable determination letter from the IRS with respect to such Employee Plan’s tax-qualified status under the Code and, to the Knowledge of the Company, nothing has occurred or exists since the date of such determination or opinion letter that would reasonably be expected to affect the qualified status of any such Employee Plan.

(d) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all contributions, premiums and other payments required to be made with respect to any Employee Plan have been timely made, accrued or reserved for. Except as required by Applicable Law or the terms of an Employee Plan, neither the Company nor any of its Subsidiaries has any plan or commitment to establish any new material Employee Plan or amend in any material respect an existing Employee Plan that is not curable without material cost.

(e) There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f) None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code. Each Employee Plan that provides medical, dental, life insurance or disability benefits is fully insured through an insurance Contract.

(g) Neither the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates has in the six (6) years prior to the date hereof maintained, participated in or contributed to (or been obligated to contribute to) (i) an Employee Plan subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code, (iv) a “funded welfare plan” within the meaning of Section 419 of the Code or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

(h) Except as otherwise required by Applicable Law, no Employee Plan that is not an International Employee Plan provides post-termination or retiree life insurance, health or other welfare benefits to any person, other than pursuant to Section 4980B of the Code or any similar Applicable Law.

(i) Each Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been maintained, operated and administered in compliance with the applicable requirements of Section 409A of the Code. Each Company Option, Company Stock Appreciation Unit, or other similar right to acquire Company Common Stock or other equity of the Company, granted to or held by an individual or entity who is or may reasonably be subject to United States taxation has an exercise price that is not less than the fair market value of the underlying equity as of the date such Company Option, Company Stock Appreciation Unit or other similar right was granted.

(j) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (including the Merger) will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee, consultant or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes which may be required pursuant to Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(k) No International Employee Plan has Liabilities, other than those Liabilities that would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, that as of the Closing Date will not be offset in full by insurance or otherwise be fully accrued.

(l) Each Employee Plan (not including any Employee Plan which is an individual employment Contract) can be amended, terminated or otherwise discontinued following the Effective Time for any reason without material Liability to Parent or the Surviving Corporation or any of its Subsidiaries (other than ordinary administration expenses or routine claims for benefits).

3.19 Labor Matters.

(a) The Company has made available a table entitled “Schedule 3.19(a)” listing the name, department, job title, hiring date, annual salary or base wages, commissions, bonus target or entitlement (as applicable), classification as exempt or non-exempt for overtime purposes (and classification relied upon), and state or country of residence of each current employee of the Company or any Subsidiary as of the date hereof. Such Schedule 3.19(a) contains an accurate and complete list of all Persons that have a consulting, advisory, or similar service provider relationship with the Company or any Subsidiary with annual payments in excess of $150,000 per year, indicating the state or country of residence of such Person (as applicable).

(b) Neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more employees or other service providers and a union, trade union, works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes or reflecting the outcome of such collective bargaining or negotiation or consultation with respect to their respective employees with any labor organization, union, group, association, works council or other employee representative body, or is bound by any equivalent national or sectoral agreement (“Collective Bargaining Agreements”). There are no pending material activities or proceedings or, to the Knowledge of the Company, threatened or reasonably anticipated by any works council, union, trade union, or other labor-relations organization or entity (“Labor Organization”) to organize any such employees or other service providers. There are no lockouts, strikes, slowdowns, work stoppages or, to the Knowledge of the Company, threats thereof by or with respect to any employees or other service providers of the Company or any of its Subsidiaries nor, in the past three (3) years prior to the date hereof have there been any such lockouts, strikes, slowdowns or work stoppages or threats thereof with respect to any employees or other service providers of the Company or any of its Subsidiaries, except in each case as would not be material to the Company. The consummation of the transactions contemplated by this Agreement (including the Merger) will not entitle any Person (including any Labor Organization) to any payments under any Collective Bargaining Agreement, or require the Company or any of its Subsidiaries to consult with, provide notice to, or obtain the consent or opinion of any Labor Organization. Except as would not be expected to result in a material liability, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any of their respective representatives or employees, has committed any material unfair labor practice in connection with the operation of their respective businesses of the Company or any of its Subsidiaries, and, there is no charge, complaint or other action against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending or to the Knowledge of the Company threatened.

(c) The Company and its Subsidiaries have complied in all material respects with all Applicable Laws and Orders relating to employment, employment practices, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and as exempt or non-exempt for overtime purposes), leased and seconded employees, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work. Neither the Company nor any of its Subsidiaries is a party to any material conciliation agreement, consent decree or other employment-related agreement or order with any Governmental Entity. The Company and its Subsidiaries are not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to withhold all amounts required by Applicable Law to be withheld from the wages and other payments to their respective employees. The Company and its Subsidiaries have paid in full to all employees, directors, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to be paid to or on behalf of such employees, directors, independent contractors and consultants prior to the date hereof. Neither the

Company nor its Subsidiaries have any material Liability with respect to any misclassification of: (i) any employees as an independent contractor, consultant, advisor, or other similar service provider rather than as an employee, or (ii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor its Subsidiaries are liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for their respective employees (other than routine payments to be made in the normal course of business consistent with past practice).

(d) Each of the Company and its Subsidiaries is in compliance in all material respects with the WARN Act or any related state laws. In the past three years, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of any similar state, local or foreign law or regulation. Neither the Company nor its Subsidiaries has caused any of their respective employees to suffer an “employment loss” (as defined in the WARN Act) during the ninety (90) day period prior to the date hereof.

3.20 Real Property.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a true and complete list of all of the real property owned by the Company or any of its Subsidiaries as of the date hereof (the “Owned Real Property”), including street address, legal description and use. Other than the Owned Real Property, neither the Company nor any of its Subsidiaries nor any of their predecessors owns or has ever owned any other real property. As of the date of this Agreement, neither Company nor any of its Subsidiaries is party to any pending agreement to purchase or sell real property. Except as set forth in Section 3.20(a) of the Company Disclosure Letter, the Company owns the Owned Real property free and clear of all Liens, other than Permitted Liens.

(b) Section 3.20(b)(i) of the Company Disclosure Letter contains a complete and accurate list as of the date of this Agreement of all of the existing leases, subleases, licenses, or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such real property, the “Leased Real Property” and, collectively with the Owned Real Property, the “Real Property”) including, with respect to each Lease, the name of the lessor, or the master lessor and sublessor, the date and term of the Lease and each amendment thereto, the square footage of the premises leased thereunder, and the aggregate annual rental payable thereunder. The Company has heretofore made available to Parent true and correct copies of all Leases (including all modifications, amendments, supplements, thereto). Neither the Company nor any of its Subsidiaries has received any written notice or other written communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Lease. Section 3.20(b)(ii) of the Company Disclosure Letter contains a complete and accurate list of all of the existing leases, subleases, licenses, or other agreements granting to any Person, other than the Company or any of its Subsidiaries, any material right to use or occupy, now or in the future, any of the Real Property. Neither the Company nor any of its Subsidiaries owes broker commissions with respect to any Real Property or is party to any real estate broker agreement or subject to any claims for real estate broker commissions. The Company or its Subsidiaries have valid leasehold estates in the Leased Real Property, subject to no Liens other than Permitted Liens. Neither the Company nor any of its Subsidiaries would be reasonably required to expend more than $50,000 in causing any Real Property to comply with the surrender conditions set forth in the applicable Lease. The Company and each of its Subsidiaries has performed all of its obligations under any termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and has no continuing liability with respect to such terminated real property leases. The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the rights of the Company or any of its Subsidiaries or alter the rights or obligations of the landlord under, or give to others any rights of termination, amendment, acceleration or cancellation of any Leases, or otherwise adversely affect the continued use and possession of any Real Property for the conduct of business as presently conducted. The Company and its Subsidiaries as of the date hereof occupy all of the Real Property for the operation of their business and there are no other parties occupying or with a right to occupy the Real Property. Except for the Company and its Subsidiaries, there are no other parties occupying or with a right to occupy the Real Property.

(c) Each Real Property and all of its operating systems are in good operating condition and repair in all material respects and free from material structural, physical, mechanical, electrical, plumbing, roof or other defects or deferred maintenance.

(d) To the Knowledge of the Company, the Company has no information that there are any Applicable Laws or any change contemplated therein, or any action by adjacent landowners, or natural or artificial conditions upon any Real Property, or any other facts or conditions which could, in the aggregate, have a material adverse effect upon any Real Property, the use thereof or its value which have not been disclosed in the Company Disclosure Letter.

(e) Neither the operations of the Company or any of its Subsidiaries on the Real Property nor, to the Knowledge of the Company, any Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement or other Applicable Law relating to such property or operations thereon, and any such non-violation is not dependent on so-called non-conforming use exceptions.

(f) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there (i) is no pending or, to the Knowledge of the Company, threatened condemnation or similar proceeding affecting any Real Property or any portion thereof, and to the Knowledge of the Company, no such action is currently contemplated, (ii) are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company, or, to the Knowledge of the Company, against third parties affecting any Real Property, and the Company is not aware of any facts which might result in any such Legal Proceeding and (iii) are no pending or, to the Knowledge of the Company, threatened special assessments or improvements or activities of any public or quasi-public body either planned, in process, or completed which may give rise to any special assessment against any Real Property.

3.21 Assets; Personal Property. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are in good operating condition and repair in all material respects (ordinary wear and tear and ongoing maintenance excepted), except as would not be material to the Company or its Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract, to all Assets owned or leased by them, in each case, free and clear of all Liens, other than Permitted Liens.

3.22 Intellectual Property.

(a) To the Knowledge of the Company, with respect to each item of Company IP that is Registered IP (“Company Registered IP”), all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed, in each case to or with the relevant patent, copyright, trademark, domain registrars or other authorities in the United States or foreign jurisdictions, as may be required for the purposes of maintaining such Company Registered IP.

(b) To the Knowledge of the Company, the Company Registered IP is valid and enforceable. The Company has not claimed “small entity” status, or knowingly misrepresented or failed to disclose, any facts or circumstances in any application or proceedings for any Company Registered IP that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the enforceability of any Company Registered IP.

(c) The Company and its Subsidiaries exclusively own, and following the Closing, Surviving Corporation will have, all right, title and interest in the Company IP, free and clear of all Liens other than Permitted Liens, and including the exclusive right to bring actions against any Person that is infringing any Company IP and to retain for themselves any damages in any such action. All Company IP is fully transferable, alienable or licensable without restriction (other than Permitted Liens) and without payment of any kind to any other Person.

(d) In each case in which the Company or any of its Subsidiaries have acquired ownership of any material Company Registered IP, the Company or one of its Subsidiaries has recorded each such acquisition with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in the applicable jurisdiction, in each case in accordance with Applicable Laws.

(e) Section 3.22(e) the Company Disclosure Letter contains a complete and accurate list of all Contracts (i) under which any third party has granted the Company or any of its Subsidiaries any license, non-assert, covenant not to sue, or other immunity from or under any Intellectual Property Rights, the loss of which would have a material adverse impact on the operation of the Company’s and its Subsidiaries’ businesses, taken as a whole or (ii) under which the Company or any of its Subsidiaries has granted any unrelated third party a license under any Company IP, other than licenses granted incidental to the purchase of Company Products, rights to use confidential information in nondisclosure or confidentiality agreements, and rights granted to third parties for the sole purpose of enabling such third party to provide services for or on behalf of Company or its Subsidiaries, in each case in the ordinary course consistent with past practice (collectively, the “Company IP Agreements”). The Company has made available to Parent complete and correct copies of each such Company IP Agreement.

(f) Neither the operation of the business of the Company nor the use, provision, support, reproduction, making, distribution, marketing, sale, license or display of the Company Products by Company or its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction in which the Company or its Subsidiaries operate their business (nor to the Knowledge of the Company is there any reasonable basis therefor).

(g) Neither the Company nor any of its Subsidiaries have transferred ownership of, let lapse or enter into the public domain, granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, Intellectual Property Rights that would, but for such transfer, lapse, or retention, be material Company IP, other than in the ordinary course of business consistent with past practice.

(h) The Company and each of its Subsidiaries have taken reasonable steps to protect the confidentiality of the material Trade Secrets that comprise any part of the Company IP, and to the Knowledge of the Company, there is no unauthorized use, disclosure or misappropriation of any such Trade Secrets by any Person that would be reasonably expect to be material to the business of the Company and its Subsidiaries. To the Knowledge of the Company, all use and disclosure of Trade Secrets owned by another Person by the Company or any of its Subsidiaries have been pursuant to the terms of a written agreement with such Person or such use and disclosure by the Company or any of its Subsidiaries was otherwise lawful. Without limiting the foregoing, the Company and its Subsidiaries have and enforce a policy requiring employees, consultants and contractors to execute a confidentiality and assignment agreement substantially in the Company’s standard form previously provided to Parent which (i) assigns to the Company or one of its Subsidiaries all right, title and interest in any Intellectual Property Rights created by such persons within the scope of their involvement with the Company or applicable Subsidiary and (ii) provides reasonable protection for Trade Secrets of the Company and its Subsidiaries. All

current or former employees, consultants and contractors of the Company or any Subsidiary that have created any material Company IP have executed such agreements.

(i) Neither the Company nor any of its Subsidiaries have, in the three years prior to the date hereof, brought (or asserted or threatened in writing) any claim against any Person alleging that such Person is infringing or misappropriating any Company IP, that is outstanding and unresolved as of the date of this Agreement.

(j) There is no and has not been in the prior six (6) years any Legal Proceeding brought by a third party against the Company or any of its Subsidiaries (or against another Person who has sought indemnification from the Company or any of its Subsidiaries in connection with such Legal Proceeding) with respect to any alleged infringement or other violation by the Company or any of its Subsidiaries or any of its or their current products or services or other operation of the Company’s or any of its Subsidiaries’ business of the Intellectual Property Rights of such third party, that is outstanding and unresolved as of the date of this Agreement, or which, if resolved, has not resulted in any material liability or obligation (including ongoing payment), or the resolution of which required granting any license under any Company IP. To the Knowledge of the Company, the Company and its Subsidiaries are not subject to any Order of any Governmental Entity that restricts or impairs the use, transfer or licensing of any Company IP.

(k) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will not result in any of the following events that, but for the consummation of the transactions contemplated hereby, would not have occurred: (i) the Company or its Subsidiaries granting to any third party any rights or licenses to any material Company IP, (ii) any payment of fees, penalties or royalties under any Company IP Agreement that would not have been payable absent this Agreement and the consummation of the transactions contemplated hereby, (iii) a change in the scope or nature of any Intellectual Property Rights granted to, or by, the Company or its Subsidiaries that is, in either case, material to the operation of the Company’s and its Subsidiaries’ business, or (iv) the imposition of any Lien on any Company IP. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will not result in (except pursuant to Contracts to which Parent or any of its Subsidiaries or Affiliates are a party) Parent or any of its Subsidiaries or Affiliates being (A) required to grant any third party any rights, licenses to or under, or immunities (including any covenant not to sue relating to) any of Parent’s or any of its Subsidiaries’ or Affiliates’ Intellectual Property Rights, (B) bound by, or subject to, any noncompetition, non-solicitation, exclusivity or other material restriction on the operation or scope of their respective business, or (C) obligated to pay any incremental royalties or other material amounts, offer any incremental discounts or being bound by any “most favored pricing” terms to any third party.

(l) The Company and its Subsidiaries have not taken any action with respect to Public Software that has required the Company or any of its Subsidiaries under any applicable Open Source License, to (i) grant to any other Person any license under any Patent included in the Company IP, (ii) license, disclose, or distribute any material Software included in the Company IP in Source Code form, for the purpose of preparing derivative works, or for little or no fee.

(m) Neither the Company nor any of its Subsidiaries have published, provided, or disclosed, nor are the Company or its Subsidiaries under any present or contingent obligation to do publish, provide, or disclose, any material Source Code for any Company Product or, to the Knowledge of the Company, any other Source Code that constitutes material Company IP (including through or in connection with any escrow or similar arrangement), except to their employees, contractors, customers or advisers pursuant to non-disclosure agreements, commercial agreements or license agreements subject to confidentiality obligations. The consummation of the transactions contemplated hereby (including the Merger) will not (i) result in any release of such Source Code or the grant or effectiveness of any license to any such Source Code, or (ii) otherwise entitle any third party to have rights or access to such Source Code for any Company Product or other Source Code that is material to the business of the Company or its Subsidiaries.

(n) All data collected, stored, maintained, used, or otherwise processed by or for the Company and its Subsidiaries (“Company Data”) is, and at all times in the past four (4) years has been, collected, stored, maintained, used and otherwise processed by or for the Company and its Subsidiaries in accordance in all material respects with all Company Privacy Policies, Applicable Laws, Orders, obligations under Contracts, and generally adopted industry standards relating to privacy, data protection, systems or data security, or the collection, storage, maintenance, use, and other processing of Company Data (collectively, “Data Processing Obligations”). Neither the Company nor any of its Subsidiaries has at any time in the past four (4) years received a written (or to the Knowledge of the Company, other) notice of actual or alleged noncompliance with, or any actual or threatened Legal Proceeding relating to, any Data Processing Obligation. The Company and each of its Subsidiaries have at all times in the past four (4) years implemented and maintained reasonable measures and policies, compliant in all material respects with applicable Data Processing Obligations, designed to protect and maintain the confidentiality, security, and integrity of all Company Data, including appropriate safeguards designed to protect it against loss, theft, damage, destruction, and unauthorized use, access, alteration, disclosure, or other processing (collectively, “Data Incidents”). In the past four (4) years, no material actual or reasonably suspected Data Incident has occurred. With respect to each Person performing services for the Company or any of its Subsidiaries and permitted to access or otherwise process Company Data during the past four (4) years, the Company or such Subsidiary has bound such Person to comply in all material respects with applicable Data Processing Obligations and to implement reasonable means for protecting such Company Data from Data Incidents, in each case except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the execution, delivery and performance of this Agreement nor the performance of the transactions contemplated by this Agreement (including the Merger), will result in a material breach or violation of, or require any material consent under or pursuant to, any Data Processing Obligation.

(o) To the Knowledge of the Company, there are no defects or errors in the Company Products, and no undisclosed “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other disabling or malicious codes, including any software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Company Product or data or software of users of Company Products, in each case that (i) have led or would reasonably be expected to lead to any recall of Company Products, or (ii) materially and adversely affect the safety, functionality or use of Company Products for their intended purposes.

(p) The Company and its Subsidiaries have at all times in the past four (4) years taken reasonable steps and implemented and maintained reasonable procedures and policies designed to prevent viruses and other disabling or malicious codes from entering Company Products and any information technology systems, networks, and facilities owned or controlled by or for the Company or any of its Subsidiaries (the “Company IT Systems”), and to protect the availability, security, and integrity of the Company Products and Company IT Systems. In the past four (4) years, there have been no unauthorized intrusions, disruptions, security incidents, or breaches of the security of any Company Products or Company IT Systems, in each case except as have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have remediated all material security gaps and vulnerabilities identified by or to the Company or any of its Subsidiaries, including in any review or assessment conducted by or for the Company or any of its Subsidiaries. The Company and its Subsidiaries have reasonable disaster recovery and business continuity plans, procedures, and facilities for the business of the Company and its Subsidiaries.

(q) Except as set forth in Section 3.22(q) of the Company Disclosure Letter, there is no obligation to license any Company IP, and no Company IP is currently licensed, to any third party as a result of the Company’s or any of its Subsidiaries’ participation or membership in or utilization of any work of any standards body or similar organization. To the Knowledge of the Company, the Company and its Subsidiaries are in material compliance with their obligations with respect to membership in such organizations.

(r) No rights have been granted to any Governmental Entity with respect to any Company Product or Company IP other than substantially the same standard commercial rights as are granted by the Company to commercial end users of the Company Products in the ordinary course of business consistent with past practices.

(s) To the Knowledge of the Company, there exist no facts, and no events have occurred, that might reasonably form the basis of any present or future claim against the Company or its Subsidiaries, whether or not fully covered by insurance, for Liability on account of negligence or product liability or on account of any breach of Warranties other than any such claim that would not exceed $100,000 individually and any such claims that would not exceed $500,000 in the aggregate. “Warranties” shall mean all obligations to service, repair (including, without limitation, to provide fixes to program errors), replace, credit, refund and other obligations based upon or arising out of express or implied (to the extent not subject to express exclusions thereof) warranties made or deemed made in connection with the provision, license or sale of Company Products.

3.23 Export Control and Import Laws. Since January 1, 2016: (i) the Company and each of its Subsidiaries have been in compliance with all Applicable Laws regarding export and reexport control (“Export Controls”), including the Export Administration Regulations (“EAR”) maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control and the International Traffic in Arms Regulations maintained by the Department of State and any applicable anti-boycott compliance regulations and (ii) the Company and its Subsidiaries have been in compliance with all Applicable Laws regarding import (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations. Without limiting the foregoing: (i) each of the Company and its Subsidiaries have obtained and is in compliance with the terms of all applicable export licenses, license exceptions, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings, from or with any Governmental Entity, that are required for compliance with Export Controls or Import Restrictions (“Export and Import Approvals”); (ii) there are no pending or, to the Knowledge of the Company, threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against the Company or any of its Subsidiaries with respect to such Export and Import Approvals; and (iii) there are no actions, conditions or circumstances pertaining to the Company’s or its Subsidiaries’ export or import transactions that would reasonably be expected to give rise to any future claims, charges, investigations, violations, settlements, civil or criminal actions, lawsuits, or other court actions under Export Controls or Import Restrictions. The Company has provided in writing true, correct and complete export control classifications applicable to the Company’s and its Subsidiaries’ products and technologies required to support such products.

3.24 Insurance. All Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar risks. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any of the Insurance Policies or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole.

3.25 Anti-Bribery Laws. Since January 1, 2016, neither the Company nor any of its Subsidiaries or controlled Affiliates (including any of their respective officers, employees or directors, or, to the Knowledge of the Company, agents or other Person authorized to act on behalf of the Company, all while acting on behalf of the Company, its Subsidiaries, or its controlled Affiliates) has, directly or indirectly, (i) taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, the U.K. Bribery Act 2010, as amended, the Criminal Law of the People’s Republic of

China (including any rules or regulations thereunder), or any other applicable comparable domestic or foreign law or statute concerning or relating to public sector or private sector bribery or corruption (collectively “Anti-Bribery Laws”); (ii) used any corporate funds for unlawful contributions, loans, gifts, entertainment or other unlawful expenses; (iii) made, offered, promised or authorized any unlawful payment to, or requested, received or agreed to receive any unlawful payment from, any Person, including any Governmental Official; or (iv) made or taken any action in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment; (v) or otherwise taken any action which would cause it to be in violation of the Anti-Bribery Laws. Since January 1, 2016, none of the Company, its Subsidiaries or controlled Affiliates (including any of their officers, employees or directors, or, to the Knowledge of the Company, agents or other Person authorized to act on behalf of the Company, all while acting on behalf of the Company, its Subsidiaries, or its controlled Affiliates) has offered, made, promised to make, or authorized the making of any gift or payment of money or anything of value either directly or indirectly to any Person, or to any Governmental Official, or to any Person acting in an official capacity for or on behalf of any Governmental Entity, for purposes of (A) influencing any act or decision of any Person, or such Governmental Official in his or her official capacity, (B) inducing any Person or such Governmental Official to do or omit to do any act in violation of the lawful duty of such Person or Governmental Official, (C) inducing such Person or Governmental Official to use his or her influence improperly including with a Governmental Entity to affect or influence any act or decision, including of a Governmental Entity, in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person, or (D) securing an improper advantage. Since January 1, 2016, no officer, employee or director, or, to the Knowledge of the Company, holder of any financial interest in the Company, its Subsidiaries or controlled Affiliates is currently a Governmental Official. None of the Company, its Subsidiaries or its controlled Affiliates (including their officers, employees or directors, or, to the Knowledge of the Company, agents or other Person authorized to act on behalf of the Company, all while acting on behalf of the Company, its Subsidiaries, or its controlled Affiliates) has ever employed or retained a Governmental Official as a consultant or advisor in connection with the business of the Company, its Subsidiaries or its controlled Affiliates. There are no pending or, to the Knowledge of the Company, threatened, claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against the Company or any of its Subsidiaries or its controlled Affiliates with respect to the Anti-Bribery Laws. There are no actions, conditions, or circumstances (including whistleblower allegations) pertaining to the Company’s (including any of its Subsidiaries, controlled Affiliates and each of their respective, officers, directors, employees, or, to the Knowledge of the Company, agents or other Person authorized to act on behalf of the Company, all while acting on behalf of the Company, its Subsidiaries, or its controlled Affiliates) activities that would reasonably be expected to give rise to any future claims, charges, investigations, violations, settlements, civil or criminal actions, lawsuits, or other court actions under the Anti-Bribery Laws. The Company, its Subsidiaries and controlled Affiliates have maintained policies, procedures, and internal controls reasonably intended to promote compliance by the Company, its Subsidiaries and its controlled Affiliates (including any of their officers, directors, employees or agents or other Person authorized to act on behalf of the Company, its Subsidiaries, or its controlled Affiliates) with Anti-Bribery Laws.

3.26 Related Party Transactions. Except as set forth in the SEC Reports or compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings currently in effect that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

3.27 Brokers; Fees and Expenses. Except for Union Square Advisors LLC (true and correct copies of whose engagement letter has been furnished or made available to Parent), there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby (including the Merger).

3.28 Opinion of Financial Advisor. The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of Union Square Advisors LLC to the effect that, as of the date of this Agreement, and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock (other than the holders of the Excluded Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders of Company Common Stock (it being understood and agreed that such opinion is for the benefit of the Company Board only and may not be relied upon by Parent or Merger Sub).

3.29 State Anti-Takeover Statutes; No Rights Plan.

(a) Assuming the accuracy of Parent and Merger Sub’s representations in Section 4.9, the Company and the Company Board has taken all action necessary to exempt the Merger, this Agreement and the other transactions contemplated hereby or thereby from the restrictions on business combinations and voting requirements contained in Section 203 of the DGCL. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover Applicable Law (such Applicable Law a “Takeover Law”) applies to the Merger, this Agreement or any of the other transactions contemplated hereby or thereby.

(b) The Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deterring or discouraging any Person from acquiring control of the Company. To the Knowledge of the Company, no Contract entered into by the Company prohibits any Person from making any Acquisition Proposal following the execution and announcement of this Agreement.

3.30 No Other Representations and Warranties. Except for the representations and warranties made by the Company in this Article III (as qualified by the Company Disclosure Letter and the SEC Reports), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or its Representatives or made available to Parent or its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as set forth in the Section of the disclosure letter delivered by Parent to the Company on the date of this Agreement (“Parent Disclosure Letter”) that relates to such Section or in another Section of such disclosure letter to the extent it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such Section, and (b) except as disclosed in the Annual Report on Form 10-K of Parent for the fiscal year ended July 3, 2021 and the Current Report on Form 8-K of Parent filed on August 18, 2021 and the Schedule 14A of Parent for the annual stockholders’ meeting held on November 19, 2020, (but excluding, in each case, any disclosures set forth or referenced in any risk factor, forward-looking statement, quantitative and qualitative disclosures about market risk Section or in any other Section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization and Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub is a corporation duly organized, validly existing and in good standing under Delaware Law and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no additional corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (including the Merger). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, subject to the Enforceability Limitations.

4.3 Non-contravention; Required Consents.

(a) The execution, delivery or performance by Parent and Merger Sub of this Agreement, the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) and the compliance by Parent and Merger Sub with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the certificates of incorporation or bylaws or other constituent documents of Parent or Merger Sub, (ii) violate, conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or materially accelerate the performance required by, or result in a right of termination or material acceleration under, or result in the loss of any material benefit or the imposition of any additional material payment or other material Liability under, any Contract to which Parent or Merger Sub is a party or by which Parent or any of their respective properties or assets may be bound, (iii) assuming compliance with the matters referred to in Section 4.3(b), violate or conflict with any Applicable Law or Order or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, breaches, conflicts, defaults, terminations, losses, payments, Liabilities, accelerations or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Assuming the accuracy of the representations and warranties set forth in Section 3.5(b), no Consent any Governmental Entity is required on the part of Parent or Merger Sub or any of their Subsidiaries in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger), except (i) the filing and recordation of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (ii) such filings and approvals as may be required by the NYSE or any federal or state securities or Takeover Laws, including compliance with any applicable requirements of the Securities Act or the Exchange Act, (iii) compliance with any applicable requirements of the HSR Act and the Antitrust Laws and (iv) such other Consents, the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

4.4 Litigation. As of the date hereof, there are no Legal Proceedings pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any of their Affiliates that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, neither Parent nor Merger Sub nor any of their Affiliates is subject to any outstanding Order that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.5 Proxy Statement. The information supplied or to be supplied by Parent and Merger Sub or their respective officers, directors, representatives, affiliates, agents or employees in writing for inclusion in Proxy

Statement, will not, at the time the Proxy Statement is filed with the SEC or at the time of any amendment or supplement thereto, or on the date the Proxy Statement is first sent to stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by Parent or Merge Sub with respect to information supplied by the Company or any of its officers, directors, or Representatives in writing specifically for inclusion or incorporation by reference in the Proxy Statement.

4.6 Operations of Merger Sub. Merger Sub has engaged in no other business activities other than those related to the transactions contemplated by this Agreement. Merger Sub is a Wholly Owned Subsidiary of Parent.

4.7 Sufficient Funds. Parent has available to it, and will have on the Closing Date, the funds (including the Company’s cash on hand), necessary to (i) consummate the transactions contemplated by this Agreement and to make all of the payments contemplated by Article II in connection with the Merger, including any amounts required to be paid in connection with the treatment of the Company Compensatory Awards pursuant to Section 2.7(d), (ii) pay any and all fees and expenses required to be paid at Closing by Parent and Merger Sub in connection with the Merger, (iii) prepay or repay any outstanding Indebtedness of the Company or any of its Subsidiaries required by this Agreement to be prepaid or repaid at Closing and (iv) satisfy all of the other payment obligations of Parent and Merger Sub contemplated hereunder.

4.8 Brokers and Finders. Except for Goldman Sachs & Co LLC and Deutsche Bank Securities Inc., neither Parent nor Merger Sub nor any of their respective directors or employees (including any officers) has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement.

4.9 No Ownership of Company Capital Stock. Neither Parent nor Merger Sub is, nor at any time during the last three years has it been, an “interested stockholder” of the Company within the meaning of Section 203 of the DGCL.

4.10 No Reliance. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties made by the Company in Article III (as qualified by the applicable items disclosed in the Company Disclosure Letter and the SEC Reports), neither the Company nor any other Person is making or has made any representations or warranties, expressed or implied, at law or in equity, with respect to or on behalf of the Company or any of its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or any of its Subsidiaries or any other matter furnished or provided to Parent or Merger Sub or made available to Parent, Merger Sub or their Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated by this Agreement. Parent and Merger Sub are not relying and specifically disclaim that they are relying upon or have relied upon any such other representations or warranties or other information that may have been made or communicated by any Person (whether written or oral), and acknowledge and agree that the Company, its Affiliates and Representatives have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties. Parent and Merger Sub have conducted their own independent investigation of the Company and its Subsidiaries and the transaction contemplated by this Agreement, and have had an opportunity to discuss and ask questions regarding the Company’s and its Subsidiaries’ businesses with management of the Company; provided, that nothing in this Section 4.10 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud in respect of the express written representations and warranties made by the Company in Article III (as qualified by the Company Disclosure Letter and the SEC Reports).

ARTICLE V

INTERIM CONDUCT OF BUSINESS

5.1 Affirmative Obligations of the Company. Except as (a) may be required by Applicable Law, any Governmental Entity of competent jurisdiction or the rules and regulation of NYSE, (b) expressly required or permitted by this Agreement, (c) set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter, or (d) approved in advance by Parent in writing, not to be unreasonably withheld, conditioned or delayed, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and each of its Subsidiaries shall use commercially reasonable efforts to (i) carry on its business in the ordinary course of business in all material respects, (ii) keep available the services of its key employees, and (iii) maintain its relationships and goodwill with Governmental Entities and significant customers, suppliers, distributors and others with which it has significant business dealings (it being agreed, however, that with respect to the matters specifically addressed by any provision of Section 5.2, such specific provisions shall govern over the more general provision of Section 5.1); provided, for the avoidance of doubt, that any reasonable action or omission taken by or on behalf of the Company or any of its Subsidiaries in response to COVID-19, any actual or anticipated COVID-19 Measures, including the establishment of any policy, procedure or protocol, other calamity or actual or anticipated changes in Applicable Law will not be deemed to violate or breach this Agreement in any way, all such actions or failure to take such actions shall be deemed to constitute an action taken in the ordinary course of business and no such actions or failure to take such actions shall serve as a basis for Parent to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied; provided, however, before taking any action or omission in reliance upon the immediately preceding proviso, the Company will use reasonable efforts to consult with Parent to the extent permitted by Applicable Law and to the extent practicable.

5.2 Negative Obligations of the Company. Except as (v) may be required by Applicable Law, any Governmental Entity of competent jurisdiction or the rules and regulation of NYSE, (w) expressly required or permitted by this Agreement, (x) set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter, or (y) approved in advance by Parent in writing, not to be unreasonably withheld, conditioned or delayed, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

(a) amend its certificate of incorporation or bylaws or comparable organizational documents;

(b) issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, other than (i) grants of Company Compensatory Awards to employees subject to the terms as set forth on Section 5.2(b) of the Company Disclosure Letter and (ii) the issuance and sale of shares of Company Common Stock pursuant to (A) the exercise of Company Options or Company Stock Appreciation Units or the vesting or settlement of other Company Compensatory Awards, in all cases in the ordinary course of business consistent with past practice and pursuant to the Company Employee Plans in effect as of the date of this Agreement or (B) purchases of shares of Company Common Stock under the ESPP in accordance with its terms;

(c) acquire or redeem, directly or indirectly, or amend any Company Securities or Subsidiary Securities other than (i) in full or partial payment of the exercise price and any applicable Taxes pursuant to any exercise, vesting or settlement of Company Compensatory Awards, (ii) the purchase of shares of Company Common Stock Under the ESPP in accordance with its terms, or (iii) pursuant to the forfeiture of any Company Compensatory Awards;

(d) other than dividends or distributions made by any direct or indirect Wholly Owned Subsidiary of the Company to the Company or one of its Subsidiaries, split, combine, subdivide, amend the terms of or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e) merge or consolidate with any other Person (except for the transactions contemplated hereby, including the Merger and any such transactions solely among Wholly Owned Subsidiaries of the Company), or restructure, reorganize or completely or partially liquidate;

(f) acquire, directly or indirectly, by merger, consolidation, acquisition of stock or assets or otherwise), any Person or equity interest therein;

(g) incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (i) incurring Indebtedness in replacement of existing Indebtedness for borrowed money in the ordinary course of business, (ii) letters of credits issued to the Company and its Subsidiaries in the ordinary course of business, (iii) loans or advances to or from direct or indirect Wholly Owned Subsidiaries, (iv) Indebtedness incurred under revolving credit facilities and bank lines of credit either as provided for in Section 6.21 or as in effect as of the date hereof in the ordinary course of business, (v) trade credit or trade payables in the ordinary course of business, (vi) loans, advances or capital contributions to or investments in any other Person in the ordinary course of business and (vii) purchase money financings and capital leases entered into in the ordinary course of business with a value of less than $1,000,000 individually and $5,000,000 in the aggregate;

(h) except as may be required by Applicable Law, the terms of this Agreement, the terms of any Employee Plan or as set forth on Section 5.2(h) of the Company Disclosure Letter, (i) enter into, adopt, amend (including acceleration of vesting), modify or terminate any Employee Plan (other than employment agreements or offer letters entered into in the ordinary course of business consistent with past practice for employees below the vice president level that provide for no severance or change in control benefits other than those required by Applicable Law) or (ii) increase in any manner the compensation or fringe benefits of any director, officer, employee, consultant or independent contractor or pay any special bonus or special remuneration to any director, officer, employee, consultant or independent contractor;

(i) forgive any loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates;

(j) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Employee Plans or agreements subject to the Employee Plans or any other Contract of the Company or any of its Subsidiaries other than deposits and contributions that are required pursuant to the terms of the Employee Plans or any agreements subject to the Employee Plans in effect as of the date hereof;

(k) enter into, amend, or extend any Collective Bargaining Agreement;

(l) hire, terminate, demote or promote or offer to hire, or promote any employee or potential employee with the title of vice president or above, or encourage any employees with a title of vice president or above to resign from or terminate his relationship with the Company or any of its Subsidiaries, in each case, other than as expressly contemplated by this Agreement;

(m) sell, acquire, lease, license or dispose of any property or assets, in any case, that are material to the Company and its Subsidiaries, taken as a whole, in any single transaction or series of related transactions (by merger, consolidation or acquisition of stock or assets) (which, for the avoidance of doubt, will not restrict non-exclusive licenses granted in the ordinary course of business consistent with past practice);

(n) except as may be required as a result of a change in Applicable Law or in GAAP or SEC rules and regulations, make any material change in any of the accounting principles or practices used by it;

(o) (i) make or change any material Tax election, (ii) amend any material Tax Return, (iii) settle or compromise any material Liability for Taxes, (iv) adopt or change any Tax accounting method (other than as otherwise required by Applicable Law) or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;

(p) (i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) or (ii) materially modify, amend or exercise any right to renew any lease or sublease of real property or waive or violate any term or condition thereof or grant any consents thereunder or (iii) purchase any interest in real property (or enter any agreement to do so);

(q) abandon, cancel or allow to lapse or fail to maintain or protect any material Company IP, except pursuant to the exercise of good faith business judgment by the Company following notice to Parent;

(r) other than with respect to Material Contracts related to Indebtedness, which shall be governed by Section 5.2(g) and Section 6.16, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, other than Contracts entered into in the ordinary course of business consistent with past practices (except that this ordinary course business exception will not apply to any Contract of the nature described in clauses (i), (ii), (v), (vi), (viii), (ix), (x), (xi), (xiv), (xv), (xvi), or (xvii) of Section 3.11) and, for the avoidance of doubt, any Contracts entered into in connection with an action expressly permitted by any of the Subsections of this Section 5.2, including any amendment, modification or supplement to an existing Contract, which are governed by Section 5.2(s);

(s) other than with respect to Material Contracts related to Indebtedness, which shall be governed by Section 5.2(g) and Section 6.16, terminate or materially amend or otherwise materially modify or waive, or assign, convey, encumber or otherwise transfer, in whole or in part, any material rights or interests pursuant to or in, any Material Contract other than expirations or non-renewals of any such Contract in the ordinary course of business consistent with past practices, non-exclusive licenses, covenants not to sue, releases, waivers or other rights under Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries, in each case, granted in the ordinary course of business consistent with past practices;

(t) fail to maintain insurance policies in such amounts and against such risks and losses as are consistent with past practice;

(u) other than capital expenditures set forth in Section 5.2(u) of the Company Disclosure Letter (the “Disclosed Capital Expenditures”), incur any new capital expenditure(s) that, individually or in the aggregate, would create obligations to the Company or any of its Subsidiaries in excess of $5,000,000;

(v) settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, Liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement or compromise of a Legal Proceeding (i) reflected or reserved against in full in the Balance Sheet or (ii) that does not include any obligation (other than the payment of money of $200,000 or less) to be performed by the Company or its Subsidiaries following the Effective Time that is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(w) except as required by Applicable Law or GAAP, revalue in any material respect any of its properties or assets including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(x) (i) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment, Lien or charge affecting any real property or any part thereof, other than Permitted Liens, or (ii) convey any interest in any Real Property;

(y) sell, lease, license or transfer to any person or entity any rights to any Company IP except for non-exclusive licenses granted in the ordinary course of business consistent with past practice and sales, transfers and dispositions of inventory and products in the ordinary course of business consistent with past practice;

(z) amend any Company Privacy Policy in any material respect, publish any new Company Privacy Policy, or announce any pending material amendment to any Company Privacy Policy or any new Company Privacy Policy; and

(aa) authorize, commit or enter into a Contract to do any of the foregoing.

Notwithstanding the foregoing: (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time, and the Company shall not be required to obtain advance approval from Parent to do any of the foregoing if in the reasonable opinion of the Company’s legal counsel obtaining such advance approval may violate Applicable Law; and (ii) nothing herein shall prevent the Company or any of its Subsidiaries from taking any reasonable action or omission in connection with any COVID-19 Measures or in light of any changes (or anticipated changes) in Applicable Laws, and no such actions or omissions shall be deemed to violate or breach this Agreement in any way or serve as a basis for Parent to terminate this Agreement or assert that any of the conditions to the Closing (including Section 7.2(b)) contained herein have not been satisfied; provided, however, before taking any action or omission in reliance upon clause (ii) of this paragraph, the Company will use reasonable efforts to consult with Parent to the extent permitted by Applicable Law and to the extent practicable before taking any such action or omission. Notwithstanding Section 9.2 of this Agreement, with respect to any consent required to be obtained by the Company from Parent in writing pursuant to Section 5.1 or Section 5.2 of this Agreement, (x) such request may be made by email to the General Counsel of Parent (with a copy to neptuneconsent@lumentum.com) from the General Counsel of the Company and (y) such approval may be granted via email from the General Counsel of Parent to the General Counsel of the Company.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation.

(a) The Company and its Subsidiaries shall, and shall cause their respective Representatives to, immediately cease and cause to be terminated, and shall not authorize or knowingly permit any of the Company’s or its Subsidiaries’ Representatives to continue, any and all existing activities, discussions or negotiations with any Third Party conducted heretofore with respect to any Acquisition Proposal. The Company shall promptly (and in any event within five (5) Business Days following the date hereof) request in writing that each Third Party that has executed a confidentiality agreement since the date which is one year prior to the date of this Agreement in connection with its consideration of a possible Acquisition Transaction return or destroy all confidential information heretofore furnished to such Third Party by or on behalf of the Company.

(b) Except as expressly permitted by this Section 6.1 or Section 6.2, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not (and shall cause their respective Representatives not to), directly or indirectly, (i) solicit, initiate, or knowingly encourage, knowingly facilitate or knowingly induce the making, submission or announcement of an Acquisition Proposal or the making of any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (ii) with the intent to assist or facilitate such Third Party to make an Acquisition Proposal, furnish to any Third Party any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party, or take any other similar action, in any such case, with the intent to assist or facilitate the making of an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with respect to an Acquisition Proposal with any Third Party that is seeking to make or has made an Acquisition Proposal (other than, in the case of both clauses (ii) and (iii) of this Section 6.1(b), in response to an unsolicited inquiry or submitted Acquisition Proposal, to refer the inquiring or submitting person to this Section 6.1), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (v) approve, endorse or recommend an Acquisition Proposal or (vi) execute or enter into any letter of intent, memorandum of understanding or Contract contemplating or otherwise relating to an Acquisition Transaction (other than a confidentiality agreement pursuant to this Section 6.1(b)).

(c) Notwithstanding anything to the contrary set forth herein, prior to obtaining the Requisite Stockholder Approval, the Company Board may, directly or indirectly through any Representative, with respect to any Third Party that has made (and not withdrawn) a bona fide written Acquisition Proposal after the date of this Agreement that (x) did not result from a material breach (or deemed material breach) of Section 6.1(b) and (y) the Company Board determines in good faith (after consultation with its financial advisor and its outside legal counsel) constitutes or would reasonably be expected to lead to a Superior Proposal and the failure to take such action described in clauses (i) and (ii) would likely be inconsistent with its fiduciary duties under Delaware Law: (i) engage or participate in discussions or negotiations with such Third Party, its Representatives and its potential sources of financing regarding such Acquisition Proposal; and (ii) furnish to such Third Party and its Representatives (including its potential financing sources) any information (including non-public information) relating to the Company or any of its Subsidiaries, and provide access to the Company’s and its Subsidiaries assets, properties and Business Facilities pursuant to a confidentiality agreement the confidentiality and use terms of which are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (provided that such confidentiality agreement need not contain any “standstill” or similar provision that would prohibit such Third Party from making any Acquisition Proposal) and containing additional provisions that expressly permit the Company to comply with the terms of this Section 6.1 (which confidentiality agreement shall be provided to Parent for informational purposes promptly following the execution and delivery thereof); provided, that in the case of any action taken pursuant to the foregoing clauses (i) or (ii), (A) the Company shall provide Parent with the written notice required by Section 6.1(d) (and if such Acquisition Proposal is in written form, the Company shall give Parent a copy thereof) and (B) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such information has not been previously furnished or made available by the Company to Parent or any of its Representatives).

(d) The Company shall promptly, and in all cases within twenty-four (24) hours of its receipt of an Acquisition Proposal or any request for information or inquiry with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, advise Parent in writing of its receipt thereof, including the identity of the Person or group making such Acquisition Proposal, request or inquiry, and provide Parent (i) with a copy of any written materials provided to the Company by such Person or group making such Acquisition Proposal, request or inquiry, and (ii) a written summary of the material terms and conditions or request for information or inquiry provided orally. Thereafter, the Company shall keep Parent reasonably informed of the status of discussions and negotiations with respect to, and the material terms and conditions (including all material amendments or proposed material amendments) of, any such Acquisition Proposal and promptly (and in no event later than twenty-four (24) hours thereafter) (x) upon delivery by or on behalf of the Company or receipt by or on behalf of the Company of any written amendment or written proposed amendment of, or other material proposal with respect to, any such Acquisition Proposal, the Company shall give Parent a copy thereof, (y) upon acceptance by or on behalf of the Company of, or receipt by or on behalf of the Company of any material oral amendment to, any such Acquisition Proposal, the Company shall give Parent a written summary thereof, and (z) if any other written communication, or material oral communication, in each case in respect of the Acquisition Proposal is made or had between the Company and the Person making such Acquisition Proposal or any of their respective Representatives and such communication is provided to, summarized for, or otherwise conveyed to the Company Board (or committee thereof), then the Company shall promptly (and in no event later than twenty-four (24) hours thereafter) give Parent a copy of any such written communication or a written summary of any such oral communication. Despite the foregoing, nothing in clause (z) of this Section 6.1(d) will be deemed to require the Company to provide Parent with any information that is subject to attorney-client privilege.

(e) Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and hereby agree that any action taken by any Representative of the Company or any of its Subsidiaries that would be a breach of the restrictions set forth in this Section 6.1(a) or Section 6.1(b) if taken by the Company shall be deemed to be a breach of such provision by the Company for all purposes of and under this Agreement.

6.2 Company Board Recommendation; Intervening Events.

(a) Subject to the terms of this Section 6.2, the Company Board shall (i) unanimously recommend that the Company’s stockholders adopt this Agreement in accordance with the applicable provisions of Delaware Law (the “Company Board Recommendation”) and (ii) include the Company Board Recommendation in the Proxy Statement.

(b) Subject to the terms of this Section 6.2, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, neither the Company Board nor any committee thereof shall (i) withdraw, amend or modify (or publicly propose to withhold, withdraw, amend or modify) in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal, (iii) fail to recommend against acceptance by the Company’s stockholders of any tender offer or exchange offer for the Company Common Stock that constitutes an Acquisition Proposal within ten (10) Business Days after the commencement of such offer, (iv) resolve to take any of the foregoing actions, or (v) fail to reaffirm (publicly, if so requested by Parent or Merger Sub) the Company Board Recommendation within five (5) Business Days of Parent or Merger Sub delivering to the Company a request in writing to do so after an Acquisition Proposal shall have been publicly announced or shall have become publicly known (provided, however, that Parent may make such request only once with respect to each such Acquisition Proposal in any ten (10) Business Day period unless such Acquisition Proposal is subsequently publicly modified in any material respect in which case Parent may make such request once each time such modification is made in any subsequent ten (10) Business Day period) (any of the foregoing, a “Company Board Recommendation Change”; provided that, for the avoidance of doubt, the Company’s making of any determination contemplated by, or the authorizing and delivering to Parent of any notice contemplated by Section 6.2(d) shall not be deemed to be a Company Board Recommendation Change or a breach of Section 6.1 or Section 6.2).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Company Board may effect a Company Board Recommendation Change at any time prior to obtaining the Requisite Stockholder Approval and, if applicable, authorize the Company to terminate this Agreement to enter into a definitive agreement providing for an Acquisition Transaction, if and only if:

(i) (A) the Company has received a bona fide written Acquisition Proposal that did not result from a material breach (or deemed material breach) of Section 6.1(b) that the Company Board has determined in good faith (after consultation with its financial advisor and its outside legal counsel) constitutes a Superior Proposal, (B) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to effect such Company Board Recommendation Change would likely be inconsistent with its fiduciary duties under Delaware Law, and (C) prior to making such determination, the Company shall have (1) given Parent at least four (4) Business Days’ notice (the “Notice Period”) of its intention to take such action (which notice shall include a copy of the most current version of the proposed definitive agreement and, to the extent not included therein, all material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal) and (2) negotiated with Parent in good faith during the Notice Period and taken into account any modifications to the terms and conditions of this Agreement proposed by Parent, in its discretion (it being understood that (x) any material revision to the material terms of a Superior Proposal, including any revision in the merger consideration, shall require a new notice (for each material revision) pursuant to clause (C) above except that the four (4) Business Day Notice period referred to in clause (C) above shall instead be three (3) Business Days); or

(ii) (A) an Intervening Event shall have occurred and be continuing at the time of determination referred to in clause (C), (B) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to effect such Company Board Recommendation Change would likely be inconsistent with its fiduciary duties under Delaware Law, and (C) prior to making such determination, the Company shall have (1) given Parent at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall include a reasonably detailed written description of the Intervening Event) and (2) unless Parent declines to negotiate, negotiated with Parent in good faith during such four (4) Business Day notice period and taken into account any modifications to the terms of this Agreement proposed by Parent, in its discretion.

(iii) For the avoidance of doubt, notwithstanding any Company Board Recommendation Change, until the termination of this Agreement in accordance with its terms, (A) in no event may the Company (I) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement or other similar instrument in respect of or in connection with an Acquisition Proposal, (II) unless compelled by a Governmental Entity having competent jurisdiction, submit any registrations, declarations, submissions, forms, or other filings to any Governmental Entity in connection with the transactions contemplated by any Acquisition Proposal, (III) seek any Third Party consents in connection with the transactions contemplated by any Acquisition Proposal, and (B) the Company shall otherwise remain subject to all of its obligations under this Agreement.

(d) Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (including by issuing a “stop, look and listen” statement), (ii) making any disclosure to its stockholders if the Company Board has determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would likely cause it to violate its fiduciary duties under Delaware Law or (iii) directing any person (or the representative of that person) that makes an Acquisition Proposal to the provisions of Section 6.1 or this Section 6.2; provided that any statement(s) made by the Company Board pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act (other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act) or any communication to stockholders of the Company shall be deemed to be a Company Board Recommendation Change (including any disclosures made under clauses (i) or (ii) above) unless the Company Board expressly publicly reaffirms, or expressly provides that the Company Board is not changing, the Company Board Recommendation in such communication.

(e) The Company shall not take any action to (i) exempt any Person (other than Parent, Merger Sub and their respective Affiliates) from the provisions on “business combinations” contained in any Takeover Law or (ii) otherwise cause such restrictions not to apply, in each case unless such actions are taken concurrently with a termination of this Agreement by the Company in accordance with the terms hereof.

6.3 Company Stockholders’ Meeting.

(a) Subject to Section 6.2, the Company shall take, in accordance with Applicable Law, the rules and regulations of the NYSE and the Company’s certificate of incorporation and bylaws, all action necessary to (i) duly convene and hold meeting of the stockholders of the Company (the “Company Stockholders’ Meeting”) as soon as reasonably practicable after the preliminary Proxy Statement is filed and (ii) cause a vote upon the adoption of this Agreement to be taken thereat.

(b) The Company Stockholders’ Meeting shall not be postponed, recessed or adjourned by the Company without Parent’s prior written consent; provided that: (i) the Company may recess or adjourn without Parent’s prior written consent, and at the direction of Parent, shall recess or adjourn the Company Stockholders’ Meeting: (A) if the Company Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel, or Parent reasonably determines in good faith, that such recess or adjournment is required by Applicable Law or necessary to ensure that any required supplement or amendment to the Proxy Statement is delivered to the holders of Company Common Stock for the amount of time required by Applicable Law in advance of the Company Stockholders’ Meeting; (B) as of the time for which the Company Stockholders’ Meeting is originally scheduled, as set forth in the definitive Proxy Statement (the “Original Date”) or any date that the Company Stockholders’ Meeting is scheduled to be held thereafter in accordance with the terms of this Section 6.3, the Company or Parent, respectively, reasonably believes there will be insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or to obtain the Requisite Stockholder Approval; and (ii) the Company will recess or adjourn the Company Stockholders’ Meeting for up to ten (10) Business Days if, after the Company delivers a notice of an intent to make a Company Board Recommendation Change within four (4) Business Days prior to the Original Date or any date that the Company Stockholders’ Meeting is scheduled to be held thereafter in accordance with the terms of this Section 6.3, Parent directs the Company to do so; provided further, that in no event shall the Company Stockholders’ Meeting be recessed or adjourned more than ten (10) days in connection with any one recess or adjournment or more than an aggregate of twenty (20) days from the Original Date.

(c) Unless the Company has effected a Company Board Recommendation Change, the Company shall take all lawful action and use its reasonable best efforts to obtain the Requisite Stockholder Approval, including the solicitation of proxies therefor. The Company agrees that, unless this Agreement is terminated and transactions contemplated by this Agreement abandoned pursuant to Article VIII, its obligations to hold the Company Stockholders’ Meeting pursuant to this Section 6.1(c) shall not be affected.

(d) The Company agrees to use commercially reasonable efforts to (i) provide Parent reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports) and (ii) give written notice to Parent one day prior to the Company Stockholders’ Meeting and on the day of, but prior to the Company Stockholders’ Meeting, indicating whether as of such date, sufficient proxies representing the Requisite Stockholder Approval have been obtained.

(e) Unless this Agreement has been terminated in accordance with its terms, the Company agrees that it shall not submit to the vote of the stockholders of the Company any Acquisition Proposal (whether or not a Superior Proposal) prior to the vote of the Company’s stockholders with respect to the Merger at the Company Stockholders’ Meeting.

(f) The notice of such Company Stockholders’ Meeting shall state that a resolution to adopt this Agreement, a non-binding, advisory resolution to approve the compensation that may become payable to the Company’s named executive officers in connection with the Merger, and a resolution to adjourn the Company Stockholders’ Meeting will be considered at the Company Stockholders’ Meeting and no other matters shall be considered or voted upon at the Company Stockholders’ Meeting without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

6.4 Proxy Statement.

(a) The Company, with the assistance of Parent as provided for in this Section 6.4 shall prepare and, assuming Parent has satisfied its obligations set forth in Section 6.6(a), file with the SEC, as promptly as practicable after the date of this Agreement, but in any event within 20 Business Days after the date of this Agreement, a proxy statement in preliminary form relating to the Company Stockholders’ Meeting (such proxy statement, including, for the avoidance of doubt, any amendments or supplements thereto, the “Proxy

Statement”). Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with the terms of Section 6.2, the Proxy Statement shall include the Company Board Recommendation.

(b) The Company shall, assuming Parent has satisfied its obligations set forth in Section 6.6(a), ensure that the Proxy Statement complies as to form and substance with the provisions of the Exchange Act and none of the information supplied by it or any of its Subsidiaries or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement shall, at the date of mailing to the Company’s stockholders, at the time of the Company Stockholders’ Meeting or of filing with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent, its Subsidiaries or its or their respective Representatives expressly for inclusion or incorporation by reference in the Proxy Statement, and Parent and Merger Sub assume no responsibility with respect to any information not supplied in writing by or on behalf of Parent, its Subsidiaries or its or their respective Representatives expressly for inclusion or incorporation by reference in the Proxy Statement.

(c) If at any time prior to the Company Stockholders’ Meeting, any information relating to the Company or Parent, or any of their respective Subsidiaries or its or their respective Representatives, should be discovered by the Company or Parent, which information should be set forth in an amendment or supplement to the Proxy Statement, so that either the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable following such discovery notify the other party or parties (as the case may be) and after such notification the Company shall, as and to the extent required by Applicable Law, promptly (A) prepare (with the assistance of Parent as provided for in this Section 6.4) an amendment or supplement to the Proxy Statement and (B) thereafter, assuming Parent has satisfied its obligations set forth in Section 6.6(a), cause the Proxy Statement as so amended or supplemented to be filed with the SEC and, as applicable, to be disseminated to the Company’s stockholders.

(d) The Company shall (A) provide Parent, its outside legal counsel and its other Representatives with a reasonable opportunity to review and comment on drafts of the Proxy Statement and other documents and communications related to the Company Stockholders’ Meeting prior to filing, furnishing or delivering such documents with or such communications to the applicable Governmental Entity and dissemination of such documents or communications to the Company’s stockholders and (B) include in the Proxy Statement and such other documents and communications related to the Company Stockholders’ Meeting all comments reasonably proposed by Parent, its outside legal counsel and its other Representatives, and the Company agrees that all information relating to Parent and its Affiliates and its and their respective Representatives included in the Proxy Statement shall be in form and content satisfactory to Parent, acting reasonably.

(e) Without limiting the generality of the provisions of Section 6.7, the Company shall promptly notify Parent of the receipt of any comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information and shall as promptly as practicable following receipt thereof provide Parent, if applicable, copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement (or where no such copies are available, a reasonably detailed description thereof) and provide Parent, its outside legal counsel and its other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings that relate to the Proxy Statement). The Company, with the assistance of Parent as provided for in this Section 6.4, shall, subject to the requirements of Section 6.4(d) and assuming Parent has satisfied its obligations set forth in Section 6.6, (A) use its commercially reasonable efforts to promptly provide responses to the SEC with respect to any comments received on the Proxy Statement by the SEC and any requests by the SEC for any amendment or supplement to the Proxy Statement or for additional information, and (B) cause the definitive Proxy Statement to be mailed as promptly as practicable after the date the SEC staff confirms that the SEC does not intend to review the preliminary Proxy Statement or advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement. Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Proxy Statement shall be made without the approval of Parent and the Company, which approval shall not be unreasonably withheld, conditioned or delayed.

(f) Each of the Company and Parent shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder and shall use commercially reasonable efforts to ensure that such filings after the date of this Agreement and prior to the Closing Date (and, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) will not contain any untrue statement of a material fact or omit (or will have omitted) to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

6.5 Reasonable Best Efforts to Complete.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (including the Merger), including using reasonable best efforts to: (i) cause the conditions to the Merger set forth in Article VII hereof to be satisfied or fulfilled; (ii) defend against any Legal Proceeding challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement; (iii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, obtain the expiration or termination of any applicable waiting periods, make all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any), and take all steps as may be necessary to obtain any actions or non-actions, waivers, consents, approvals, Orders and authorizations from or expiration or termination of waiting periods, and to avoid an action or proceeding by, any Governmental Entity and any impediment to the consummation of the Merger under any applicable Laws (including Antitrust Laws), (iv) cooperate and coordinate with the other in obtaining any approvals from a Governmental Entity that is required to transfer from the Company and any of its Subsidiaries to Parent of any Export and Import Approvals, and (v) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In addition, at Parent’s request, the Company will seek to obtain consents, waivers and approvals to be contingent upon Closing under any Material Contracts, Leases or Company IP Agreements identified by Parent to the Company in writing after the date hereof; provided, that, if the counterparty to any Contract or the lessor or licensor under any Lease, conditions its grant of a consent upon, or otherwise requires in response to a notice or consent request regarding this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), the Company shall not make such payments or provide such additional security without Parent’s written consent; provided, further, each of Parent, Merger Sub and the Company acknowledges and agrees that obtaining any such consent, waiver or approval shall not be a condition to the Merger.

(b) Without limiting the generality of the foregoing provisions of Section 6.5(a), as soon as may be reasonably practicable following the execution and delivery of this Agreement, each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Merger) as required by the HSR Act and in any event within ten (10) Business Days following the execution and delivery of this Agreement, unless Parent and the Company mutually agree to file such form at a later date, and shall promptly make all comparable pre-merger notification filings, forms and submissions required under such other Antitrust Laws as may be applicable. Each of Parent and the Company shall (i) cooperate and coordinate with the other in connection with such filings, (ii) supply the other with any information that may be required in order to effectuate such filings, and (iii) supply additional information that is required or reasonably requested by the FTC, the DOJ or the competition or merger control authorities of any other applicable jurisdiction relating to this Agreement and the transactions contemplated hereby (including the Merger). Parent shall pay all filing fees, administrative fees, costs and expenses to any Governmental Entity incurred in connection with filings made in connection with this Section 6.5(b). Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication with or from any Governmental Entity regarding any of the transactions contemplated by this Agreement (including the Merger), and shall promptly provide to the other party copies of any written communications to or from any Governmental Entity with respect to the transactions contemplated hereby (which materials may be restricted to outside antitrust counsel and may be redacted (A) as necessary to comply with contractual arrangements and (B) as necessary to avoid waiver of the attorney-client privilege or other privileges). If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement (including the Merger), then such party shall use reasonable best efforts to provide, or cause to be provided, as soon as reasonably practicable and after consultation with the other party, additional information that reasonably may be required or requested by such Governmental Entity and otherwise make an appropriate response to such request. Subject to Applicable Law, no filing of, or amendment or supplement to, or written correspondence with any Governmental Entity or its staff with respect to Antitrust Laws shall be made by the Company or Parent without providing the other party a reasonable opportunity to review and comment thereon. Subject to Applicable Law, each party shall consult with the other party in advance of any meeting, telephone or video call or conference with any Governmental Entity with respect to Antitrust Laws and, to the extent not prohibited by the Governmental Entity, give the other party or its counsel the opportunity to attend and participate in such meetings, telephone or video calls or conferences.

(c) Without limiting the generality of the foregoing provisions of Section 6.5(a), in the event that any Takeover Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement (including the Merger), the Company, at the direction of the Company Board, shall use reasonable best efforts to ensure that the transactions contemplated by this Agreement (including the Merger) may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby (including the Merger).

(d) In furtherance and not in limitation of the foregoing, Parent shall, and shall cause its Affiliates to, use its reasonable best efforts to (x) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or (y) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, order or judgment that would prevent, prohibit, restrict or delay the consummation of the contemplated transactions, so as to enable the parties to close the contemplated transactions expeditiously. Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that neither Parent nor Merger Sub shall be under any obligation to, or to cause any of their Affiliates to, make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for (i) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its Affiliates or the Company or any of its Subsidiaries, other than any assets or categories of assets of the Company or any of its Subsidiaries which (x) would not be a material benefit of the transactions contemplated by this Agreement to Parent and (y) are not material to the Company, (ii) the imposition of any material limitation or regulation that would limit the ability of Parent or any of its Affiliates to freely conduct their business or own such assets in any material respect, or (iii) the holding separate of the shares of Company Common Stock or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company Common Stock.

(e) Notwithstanding anything herein to the contrary, and for the avoidance of doubt, nothing in this Agreement shall prohibit or otherwise restrict Parent or any of its Affiliates from entering into any Contract for an acquisition (by stock purchase, merger, consolidation, amalgamation, purchase of assets, license or otherwise) of any ownership interest or assets of any Person, even if such transaction would likely prevent or materially delay the consummation of the Merger; provided, nothing in this Section 6.5(e) will be deemed to limit or modify Parent’s obligations under Section 8.3.

6.6 Information and Access.

(a) The Company and Parent each shall (and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause, its and their respective Representatives to), upon the reasonable request by the other, furnish to the other, as promptly as practicable, with all information concerning itself, its Representatives and such other matters as may be necessary or advisable in connection with the Proxy Statement and, with respect to the information supplied in writing by or on behalf of Parent, its Affiliates or its or their respective Representatives for inclusion in or incorporation by reference into the Proxy Statement, Parent acknowledges and agrees that such information will be correct and complete in all material respects at the time so supplied and may be included in the Proxy Statement.

(b) The Company, upon reasonable notice and subject to any limitations with any COVID-19 Measures, shall afford Parent and its and their Representatives reasonable access, during normal business hours, from the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, to the Company personnel, agents, properties, offices and other facilities, Contracts, books and records, and, during such period, the Company shall (and shall cause its Subsidiaries to), subject to Section 6.6(d) and Section 6.17, use commercially reasonable efforts to promptly provide Parent with all other information and documents concerning or regarding its businesses, properties and assets and personnel as may reasonably be requested by or on behalf of Parent; provided, however, that, subject to compliance with the obligations set forth in Section 6.6(c), neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information or documents to the extent doing so would, in the Company’s discretion, after consultation with the Company’s outside counsel, reasonably be expected to: (A) result in a violation of Applicable Law or Order; (B) result in the breach of any contractual confidentiality obligations in any Contract with a Third Party; (C) waive the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Legal Proceedings, in any material respect; or (D) contravene any written Contracts entered into between Parent and the Company.

(c) In the event that the Company determines not to provide information to Parent on the basis of subclause (A), (B), (C) or (D) the proviso of Section 6.6(b), the Company shall cooperate with Parent or its Representatives and use its commercially reasonable efforts to develop alternative methods of providing such information in a manner that would not result in any violation, default, prejudice or loss of privilege.

(d) Nothing in this Section 6.6 will be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. In addition, any investigation conducted pursuant to the access contemplated by this Section 6.6 will be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties, or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreements will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.6. All requests for access pursuant to this Section 6.6 must be directed to the General Counsel of the Company, or another person designated in writing by the Company.

(e) Without limiting the generality of the other provisions of this Section 6.6, the Company and Parent, as each deems advisable and necessary, after consultation with their respective outside legal counsel, may reasonably designate competitively sensitive information and documents as “Outside Counsel Only Information.” Such information and documents shall only be provided to the outside legal counsel of the Company or Parent (as the case may be), or subject to such other similar restrictions mutually agreed to by the Company and Parent, and subject to any amendment, supplement or other modification to the Confidentiality Agreement or additional confidentiality or joint defense agreement between or among the Company and Parent; provided, however, that, subject to any Applicable Laws relating to the exchange of information, the outside legal counsel receiving such information and documents may prepare one or more reports summarizing the results of any analysis of any such shared information and documents, and disclose such reports, other summaries or aggregated information derived from such shared information and documents to its respective client so long as such reports, other summaries or aggregated information do not disclose any competitively sensitive information.

6.7 Notification.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall give prompt notice to Parent upon becoming aware (i) that any representation or warranty made by the Company in this Agreement has become untrue or inaccurate such that the condition set forth in Section 7.2(a) would not reasonably be expected to be satisfied by the Termination Date, (ii) of any failure of the Company or Parent, as applicable, to comply with any covenant or agreement to be complied with or satisfied by it under this Agreement such that the condition set forth in Section 7.2(b) would not reasonably be expected to be satisfied by the Termination Date or (iii) of any Legal Proceeding commenced after the date of this Agreement or, to the Knowledge of the Company, threatened, or any Order, in each case, that relates to the transactions contemplated by this Agreement (including the Merger); provided, however, the Company’s obligations, actions or inactions pursuant to this sentence shall be deemed excluded for purposes of determining whether the condition set forth in Section 7.2(b) has been satisfied, unless such action or inaction is a willful and material breach; provided, further, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 6.7(a).

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each party shall give prompt notice to the other party of any notice or other communication received by it or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement (including the Merger); provided, however, each party’s obligations, actions or inactions pursuant to this sentence shall be deemed excluded for purposes of determining whether the conditions set forth in either Section 7.2(b) or Section 7.3(b) have been satisfied, unless such actions or inactions are a willful and material breach; provided, further, that no such notification shall affect or be deemed to modify any representation or warranty set forth herein or the conditions to the obligations of any party to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 6.7(b).

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent shall give prompt notice to the Company upon becoming aware that (i) any representation or warranty made by it or Merger Sub in this Agreement has become untrue or inaccurate such that the condition set forth in Section 7.3(a) would not be satisfied, (ii) of any failure of Parent or Merger Sub to comply with any covenant or agreement to be complied with or satisfied by it under this Agreement in such that the condition set forth in Section 7.3(b) would not be satisfied, or (iii) of any Legal Proceeding pending or, to the Knowledge of Parent, threatened, or any Order, that relates to the transactions contemplated by this Agreement (including the Merger); provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Parent set forth herein or the conditions to the obligations of the Company to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 6.7(c).

6.8 Certain Litigation. The Company shall promptly advise Parent in writing after becoming aware of any Legal Proceeding commenced after the date hereof against the Company or any of its directors by any stockholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep Parent reasonably informed regarding any such Legal Proceeding. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation and shall consider Parent’s views with respect to such stockholder litigation and shall not settle any such stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).

6.9 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated September 15, 2020 (as amended, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

6.10 Public Disclosure. The initial press release with respect to the transactions contemplated by this Agreement shall be a joint press release. Thereafter, until the Closing, if completed, the Company and Parent shall consult with each other, provide each other with a reasonable opportunity for review and obtain each other’s prior written consent (such consent not to be unreasonably conditioned, withheld or delayed), prior to issuing any other press releases or otherwise making public statements, disclosures or communications with respect to the transactions contemplated by this Agreement except (a) as may be required or rendered impractical by Applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, interdealer quotation service or the NYSE, (b) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s responses thereto or (c) with respect to the parties’ disclosures or communications with any Governmental Entity regarding the Proxy Statement or the expiration of waiting periods or approval of Governmental Entities contemplated by Section 6.5, which shall be governed by the provisions of Section 6.5. In addition to the exceptions set forth in foregoing clauses (a) through (c) of the second sentence of this Section 6.10, each of the Company and Parent (and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are consistent in all material respects with previous public statements, disclosures or communications jointly made by the Company and Parent or to the extent that they have been reviewed and previously approved by both the Company and Parent. Notwithstanding anything else to the contrary set forth in this Agreement, the Company shall not be required to provide Parent with an opportunity to review, comment or consent to any statement, release or disclosure in response to or in connection with the receipt and existence of an Acquisition Proposal, its consideration of making or its making of a Company Board Recommendation Change or any matters related thereto.

6.11 Company Compensatory Awards; ESPP.

(a) Company Restricted Stock Units.

(i) At the Effective Time, any Company Restricted Stock Unit (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (including any portion that vests as a result of the consummation of the transactions contemplated hereby) (each, a “Cancelled RSU”) shall, by virtue of the

Merger and at the direction of Parent (which is hereby given pursuant to this Agreement), be cancelled and terminated and converted into the right to receive the Merger Consideration with respect to each share of Company Common Stock underlying such Cancelled RSU (the “Cancelled RSU Consideration”). The holder of each Cancelled RSU shall, with respect to each share of Company Common Stock underlying such Cancelled RSU, receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no event later than the Company’s second full payroll after the Effective Time) from the Surviving Corporation, the Cancelled RSU Consideration. The payment of the Cancelled RSU Consideration to the holder of a Cancelled RSU shall be reduced by any applicable tax withholding required under the Code, any Applicable Law or as otherwise agreed by the parties at the time the Cancelled RSU was granted.

(ii) At the Effective Time, each award of Company Restricted Stock Units (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) shall, by virtue of the Merger, be assumed by Parent (each, an “Assumed RSU”). Each Assumed RSU shall be subject to substantially the same terms and conditions as applied to the related award of Company Restricted Stock Units immediately prior to the Effective Time, including the same vesting schedule applicable thereto, except that the number of shares of Parent Common Stock subject to each Assumed RSU shall equal the product of (A) the number of shares of Company Common Stock underlying such unvested Company Restricted Stock Unit award as of immediately prior to the Effective Time multiplied by (B) the Equity Award Exchange Ratio (with the resulting number, rounded down to the nearest whole share).

(b) Company Performance Restricted Stock Units.

(i) At the Effective Time, any Company Performance Restricted Stock Unit (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (including any portion that vests as a result of the consummation of the transactions contemplated hereby) (each, a “Cancelled PRSU”) shall, by virtue of the Merger and at the direction of Parent (which is hereby given pursuant to this Agreement), be cancelled and terminated and converted into the right to receive, the Merger Consideration with respect to each share of Company Common Stock underlying such Cancelled PRSU that would have been issued to the holder of such Cancelled PRSU pursuant to the terms of the applicable Company Performance Restricted Stock Unit agreement and the determination of the achievement of the applicable performance objectives was not yet determined as of the Effective Time (the “Cancelled PRSU Consideration”). The holder of each Cancelled PRSU shall, with respect to each share of Company Common Stock underlying such Cancelled PRSU determined in accordance with the previous sentence, receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no event later than the Company’s second full payroll after the Effective Time) from the Surviving Corporation, the Cancelled PRSU Consideration. The payment of the Cancelled PRSU Consideration to the holder of a Cancelled PRSU shall be reduced by any applicable tax withholding required under the Code, any Applicable Law or as otherwise agreed by the parties at the time the Cancelled PRSU was granted.

(ii) At the Effective Time, any Company Performance Restricted Stock Unit (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) shall, by virtue of the Merger, be assumed by Parent (each, an “Assumed PRSU”). Each Assumed PRSU shall be subject to substantially the same terms and conditions as applied to the related award of Company Performance Restricted Stock Units immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that the number of shares of Parent Common Stock subject to each Assumed PRSU shall equal the product of (A) the number of shares of Company Common Stock underlying such unvested Company Performance Restricted Stock Unit that are eligible to vest as determined pursuant to the terms of the applicable Company Performance Restricted Stock Unit agreement multiplied by (B) the Equity Award Exchange Ratio (with the resulting number, rounded down to the nearest whole share).

(c) Company Options.

(i) At the Effective Time, each Company Option (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (or vests as a result of the consummation of the transactions contemplated hereby) (each, a “Cancelled Option”) shall, by virtue of the Merger and at the direction of Parent (which is hereby given pursuant to this Agreement), be cancelled and terminated and converted into the right to receive, with respect to each share of Company Common Stock underlying such Cancelled Option a cash payment equal to the excess (if any) of: (A) the Merger Consideration less (B) the exercise price per share of such Cancelled Option (the “Option Consideration”). The holder of each Cancelled Option shall receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no event later than the Company’s second full payroll after the Effective Time) from the Surviving Corporation, the Option Consideration. If the exercise price per share of any such Cancelled Option is equal to or greater than the Merger Consideration, such Cancelled Option shall, by direction of Parent (which is hereby given pursuant to this Agreement), be cancelled without any payment being made in respect thereof. The payment of Option Consideration to the holder of a Cancelled Option shall be reduced by any applicable tax withholding required under the Code, any Applicable Law, or as otherwise agreed by the parties at the time the Company Option was granted.

(ii) At the Effective Time, each Company Option (or portion thereof) that is outstanding and unvested, as of immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) shall be assumed by Parent (each, an “Assumed Option”). Each such Assumed Option shall be subject to substantially the same terms and conditions as applied to the related Company Option immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that (A) the number of shares of Parent Common Stock subject to each Assumed Option shall equal the product of (x) the number of shares of Company Common Stock underlying such unvested Assumed Option as of immediately prior to the Effective Time multiplied by (y) the Equity Award Exchange Ratio (with the resulting number rounded down to the nearest whole share), and (B) the per share exercise price of each Assumed Option shall be equal to the quotient determined by dividing (x) the exercise price per share at which such Assumed Option was exercisable immediately prior to the Effective Time by (y) the Equity Award Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). Each Assumed Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Assumed Option qualified as an incentive stock option prior to the Effective Time, and, further, that the assumption of Assumed Options pursuant to this Section shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 6.11(c)(ii) will be construed consistent with this intent.

(d) Company Stock Appreciation Units. At the Effective Time, each Company Stock Appreciation Unit (or portion thereof) that is outstanding as of immediately prior to the Effective Time (each, a “Cancelled SAU”) shall, by virtue of the Merger and at the direction of Parent (which is hereby given pursuant to this Agreement), be cancelled and terminated and converted into the right to receive, with respect to each share of Company Common Stock underlying such Cancelled SAU a cash payment equal to the excess of: (A) the Merger Consideration less (B) the exercise or base price per share of such Cancelled SAU (the “Stock Appreciation Unit Consideration”). The holder of each Cancelled SAU shall receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no event later than the Company’s first full payroll after the Effective Time) from the Surviving Corporation, the Stock Appreciation Unit Consideration. The payment of Stock Appreciation Unit Consideration to the holder of a Cancelled SAU shall be reduced by any applicable tax withholding required under the Code or any Applicable Law or as otherwise agreed by the parties at the time the Company Stock Appreciation Unit was granted.

(e) Termination of Non-U.S. Company Compensatory Awards. Notwithstanding the provisions above, Parent may, prior to the Effective Time, determine reasonably and in good faith, subject to the consent of the Company, which shall not be unreasonably withheld (it being understood that withholding consent in reliance on advice of Company counsel shall not be deemed unreasonable) that any Company Compensatory Award that is subject to the Applicable Laws of a non-U.S. jurisdiction may be treated in a manner other than prescribed by

Section 6.11(a) through Section 6.11(d), as applicable, to the extent that (i) Parent reasonably and in good faith determines that (A) the manner in which such Company Compensatory Award would otherwise be treated pursuant to Section 6.11(a) through Section 6.11(d), as applicable, would result in a violation of Applicable Laws or a materially adverse tax consequence to the individual holding such Company Compensatory Award in the applicable non-U.S. jurisdiction and (B) such different treatment is necessary to comply with such Applicable Laws and (ii) such different treatment is, to the maximum extent practicable, consistent with Section 6.11(a) through Section 6.11(d), as applicable.

(f) Necessary Actions; Form S-8. The Company shall, at Parent’s direction (which is hereby given pursuant to this Agreement), take all actions reasonably necessary or advisable to effect the transactions contemplated by this Section 6.11 under all Company Plans and Company Compensatory Awards or any other plan or arrangement of the Company, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof. Promptly after the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the shares of Parent Common Stock issuable with respect to assumed or converted Company Compensatory Awards under this Section 6.11.

(g) ESPP. As soon as practicable following the date hereof, the Company Board or a committee thereof shall adopt resolutions to provide that each individual participating in an Offering (as defined in the ESPP) in progress on the date hereof shall not be permitted to (i) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect as of the date hereof; (ii) make separate non-payroll contributions to the ESPP on or following the date hereof, except as may be required by applicable law; or (iii) commence participating in any new Offering that begins following the date hereof. No individual who is not a current participant in the ESPP with respect to any current Offering as of the date hereof shall be allowed to commence participation in the ESPP following the date hereof. Prior to the Effective Time, the Company shall take all actions that may be necessary to, effective upon the consummation of the Merger, (A) cause any Offering that would otherwise be outstanding at the Effective Time to terminate no later than five days prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the shortened Offering, but otherwise treat any shortened Offering as a fully effective and completed Offering for all purposes pursuant to the ESPP; (C) cause the exercise (as of no later than one Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP; and (D) provide that no further Offering or purchase period shall commence pursuant to the ESPP after the date hereof. On such exercise date, the Company shall apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Common Stock in accordance with the terms of the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Company Merger), the Company will terminate the ESPP.

6.12 Employee Matters.

(a) The Company shall terminate, effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent (the “401(k) Termination Date”), any and all 401(k) plans maintained by the Company or any of its Subsidiaries, unless Parent provides written notice to the Company that such 401(k) plan(s) shall not be terminated at least (10) Business Days prior to the Closing Date. The Company shall provide Parent evidence that the 401(k) plan(s) of the Company and its Subsidiaries have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent, which shall not be unreasonably withheld or delayed. As soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in any 401(k) plan maintained by the Company or any of its Subsidiaries immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from any terminated 401(k) plan maintained by the Company or any of its Subsidiaries, including any outstanding participant loans from such 401(k) plans, to Parent’s 401(k) plan, except to the extent Parent determines that accepting such transfers could adversely affect the tax-qualified status of the Parent 401(k) plan, or as may be prohibited by Parent’s 401(k) plan.

(b) From the Effective Time until the first anniversary of the Closing Date, Parent shall provide, or shall cause the Surviving Corporation to provide, each Continuing Employee with: (i) a base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities that are no less favorable in the aggregate than the base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities that are provided to similarly situated employees of Parent, (ii) other employee benefits (excluding equity or equity based compensation or severance) that are no less favorable in the aggregate to the employee benefits (excluding equity or equity based compensation or severance) provided to similarly situated employees of Parent, and (iii) severance benefits not less favorable in amount or with regard to terms and conditions to receive such severance benefits than those provided to such Continuing Employee as of the date of this Agreement as disclosed on Section 6.12(b) of the Company Disclosure Letter and that were contained in Employee Plans made available; provided, that for the avoidance of doubt, whether an employee of Parent is similarly situated shall be determined on the basis of each employee’s duties and responsibilities and not title or other metric.

(c) As of the Effective Time, with respect to Continuing Employees, Parent shall cause the service of each such Continuing Employee with the Company and its Subsidiaries prior to the Effective Time to be recognized for purposes of levels of benefits under Parent’s and/or Surviving Corporation’s vacation, sick and/or PTO policies, and each Continuing Employee shall be given service credit for eligibility to participate, levels of benefits and vesting (but not for purposes of benefit accrual) under each other welfare benefit plan, program or arrangement of the Parent or the Surviving Corporation, as applicable, but in which any Continuing Employee is or becomes eligible to participate, but solely to the extent permitted by Applicable Law and to the extent such credit would not result in a duplication of benefits. From and after the Effective Time, Parent shall, to the extent permitted by Applicable Law and the terms of the applicable plans, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any U.S. group health plans of Parent or its Subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents and (ii) give each of the Continuing Employee in the U.S. credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out of pocket limits for expenses incurred prior to the Effective Time for which payment has been made.

(d) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company on terms not less favorable to Continuing Employees than those in effect immediately prior to the Effective Time.

(e) Parent will, and will cause the Surviving Corporation, its Subsidiaries and their permitted successors and assigns, to honor and perform the individual severance arrangements and any plans, programs or arrangements required to be maintained by the Company or one of its Subsidiaries by Applicable Law, as disclosed on Section 6.12(e) of the Company Disclosure Letter.

(f) Nothing contained herein shall be construed as requiring Parent, the Company or any of their Affiliates to continue any specific benefit plan or program, or to continue the employment of any specific person. No provision of this Agreement shall be construed to create any right to any compensation or benefits on the part of any Continuing Employee or other future, present or former employee of Parent, the Company or their respective Affiliates. Sections 6.11 and 6.12 are intended to be for the sole benefit of the parties to this Agreement, and nothing in Sections 6.11 and 6.12 or elsewhere in this Agreement shall be deemed to confer upon any other person any rights or remedies hereunder or make any employee or other service provider of the parties or their respective Subsidiaries a third party beneficiary of this Agreement. No provision of this Agreement shall operate as an amendment to any benefit plan maintained by the Company or Parent or their respective Affiliates. Further, Parent, the Company and their respective Affiliates retain the right to amend or terminate their benefit plans at any time and from time to time, subject to the provisions of this Agreement and the terms of such plans.

6.13 Directors’ and Officers’ Indemnification and Insurance.

(a) For six (6) years after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and fulfill in all respects the obligations of the Company under its certificate of incorporation and bylaws and its Subsidiaries under their respective certificates of incorporation and bylaws (and other similar organizational documents) and all agreements for indemnification, exculpation of liability or advancement of expenses, in effect as of the date hereof (and disclosed to Parent) between the Company or any of its Subsidiaries and any of their respective current or former directors or officers or any person who becomes a director or officer prior to the Effective Time (the “Indemnified Parties”), all of which agreements shall continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Parties. The foregoing notwithstanding, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Effective Time, the rights to indemnification and exculpation from liabilities and advancement of expenses referenced in the preceding sentence shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of facts, events, acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance immediately prior to the Effective Time, on terms with respect to the coverage and amounts no less favorable to such insured persons than those of the D&O Insurance in effect on the date of this Agreement; provided, however, that the Surviving Corporation may, at its option, substitute therefor policies of Parent, the Surviving Corporation or any of their respective Subsidiaries containing terms with respect to coverage and amounts no less favorable to such persons than the D&O Insurance, provided further, however, that in satisfying its obligations under this Section 6.13(a), Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of three hundred fifty percent (350%) of the amount paid by the Company for coverage for its last full fiscal year (such three hundred fifty percent (350%) amount, the “Maximum Annual Premium”); provided further that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable to the insured Persons, in the aggregate, than the D&O Insurance and for an amount not to exceed the Maximum Annual Premium. In the event that the Company does not purchase the Tail Policy, Parent may purchase a Tail Policy on the D&O Insurance on terms and conditions no less favorable to the insured Persons, in the aggregate, than the D&O Insurance. In the event that either the Company or Parent shall purchase such a Tail Policy prior to the Effective Time, Parent and the Surviving Corporation shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 6.13(a) for so long as such Tail Policy shall be maintained in full force and effect.

(c) Each of the Indemnified Parties (and each of their heirs and Representatives) or other persons who are beneficiaries under the D&O Insurance, the indemnification rights referred to in Section 6.13(a) or the Tail Policy referred to in Section 6.13(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.13, with full rights of enforcement as if a party thereto.

(d) In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.13. The rights of the Indemnified Parties (and other persons who are beneficiaries under the D&O Insurance, the indemnification rights referred to in Section 6.13(a) or the Tail Policy referred to in Section 6.13(a) (and their heirs and representatives)) under this Section 6.13 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate of incorporation, bylaws or other equivalent organizational documents and any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or Applicable Law (whether at law or in equity).

(e) The provisions of this Section 6.13 shall survive the consummation of the Merger and may not be amended, altered or repealed after the consummation of the Merger in a manner as to adversely affect the rights of any Indemnified Party or any of their heirs and Representatives without the prior written consent of the affected Indemnified Party or applicable heir or Representative.

6.14 Merger Sub.

(a) Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger and payment of any amounts payable hereunder, upon the terms and subject to the conditions set forth in this Agreement.

(b) As promptly as practicable following the execution and delivery of this Agreement (and in any event within 24 hours), Parent shall execute and deliver, in accordance with Applicable Law and Merger Sub’s certificate of incorporation and bylaws, a written consent adopting this Agreement.

6.15 Director Resignations. Prior to the Closing Date, unless Parent instructs the Company otherwise, the Company shall use reasonable best efforts to obtain resignation letters (in customary form) of each individual serving as a director (or comparable position) of the Company and its Subsidiaries as of immediately prior to the Effective Time and effective upon the Effective Time. For the avoidance of doubt, such resignation letters shall not (a) prejudice in any manner any contractual rights such Person may have with the Company or any of its Subsidiaries, (b) constitute a termination of employment from the Company or its Subsidiaries or (c) cause such officer to forfeit or waive any rights or entitlements under any Employee Plan to which he/she would otherwise be entitled in his or her position as an officer.

6.16 Payoff Documentation and Release of Liens.

(a) The parties hereto agree that, upon the Closing, unless Parent provides written notice to the Company at least 10 Business Days prior to the Closing Date that any Indebtedness set forth on Section 6.16(a) of the Company Disclosure Letter (the “Repaid Indebtedness”) shall not be repaid at the Closing, the Repaid Indebtedness will be fully repaid by or on behalf of the Company or its Subsidiaries, as applicable, in accordance with this Section 6.16(a); provided that in no event shall this Section 6.16(a) (x) require the Company or any of its Subsidiaries to cause the payment of the Repaid Indebtedness unless the Closing has occurred or (y) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or otherwise provide any funds required to effect any or all of the payoff of the Repaid Indebtedness, in each case, that would be payable on or prior to the Closing Date. In order to facilitate such repayment, no less than three (3) Business Days prior to the Closing, the Company shall use reasonable best efforts to provide Parent with payoff letters for the Repaid Indebtedness (together with all related documents and instruments, including but not limited to lien and security release documentation, the “Payoff Documents”), which payoff letters shall be in a customary form for such indebtedness and, if applicable, shall indicate that such lenders have agreed to, upon receipt of the amounts indicated in such payoff letters, release all Liens (other than Permitted Liens) relating to the assets and properties of the Company and its Subsidiaries and return all possessory and original collateral in respect of the Repaid Indebtedness.

(b) Subject to the limitations set forth in Section 6.16(a), to the extent requested by Parent and to the extent applicable, the Company and its Subsidiaries shall use reasonable best efforts to (i) deliver notices of prepayment within the time periods required by the relevant Contract governing any Repaid Indebtedness and (ii) obtain customary Lien terminations and instruments of discharge to be delivered at the Closing with respect to any such Repaid Indebtedness.

(c) Concurrently with the Effective Time, Parent will repay and discharge (or provide the funds to the Company to repay and discharge, or direct the Company to use existing cash balances to repay and discharge in part or in whole (but only if such funds are in and of themselves sufficient to repay and discharge)) all Repaid Indebtedness in accordance with the terms of the Payoff Documents.

6.17 Financing Cooperation.

(a) Prior to the earlier of the termination of this Agreement and the Closing Date, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts, and shall use reasonable best efforts to cause its Representatives to, in each case to provide Parent and its Subsidiaries with all cooperation reasonably necessary and requested in writing by Parent to assist in obtaining and arranging any financing to be obtained by Parent or its Affiliates at or prior to the Closing (the “Financing”), including (without limiting the foregoing):

(i) using reasonable best efforts in connection with causing its management team, with appropriate seniority and expertise, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies (it being understood that any such meetings, presentations, road shows and sessions may be via conference call or video conference);

(ii) using reasonable best efforts in connection with reasonably cooperating with the syndication or other marketing of the Financing, including assisting Parent and any Financing Sources with the preparation of (1) customary rating agency presentations, bank information memoranda, road show materials and offering memoranda, prospectuses or other customary marketing materials required in connection with the Financing; provided, any such documents in relation to securities shall not be issued by the Company or any of its Subsidiaries; provided, further, that any rating agency presentations, offering documents, bank information memoranda, private placement memoranda, prospectuses and similar documents required in connection with the Financing shall reflect the Surviving Corporation and/or their Subsidiaries (and not the Company or its Subsidiaries) as the obligors, and (2) pro forma financial statements and forecasts of the Surviving Corporation for one or more periods following the Closing Date (which, for the avoidance of doubt, will not include or be deemed to require the Company to prepare such pro forma financial statements or forecasts);

(iii) using reasonable best efforts in connection with assisting Parent in connection with the preparation and registration of any pledge and security documents, supplemental indentures, currency or interest hedging arrangements and other definitive financing documents as may be reasonably requested in writing by Parent or the Financing Sources (including using reasonable best efforts to facilitate obtaining from the Company’s auditors consents of such auditors for use of their reports in any materials relating to the Financing and comfort letters from such auditors, in each case as reasonably requested in writing by Parent or the Financing Sources), and otherwise reasonably facilitating the pledging of collateral, including using reasonable best efforts to arrange for the delivery of stock certificates, and the granting of security interests in respect of the Financing, it being understood that such documents will not take effect until the Closing Date;

(iv) to the extent required in connection with the Financing, furnishing Parent, any of its Subsidiaries and the Financing Sources, as promptly as practicable, following Parent’s request in writing, with (1) (y) audited consolidated balance and related statements of income, stockholders’ equity and cash flows of the

Company and its Subsidiaries for the fiscal year ended December 31, 2020 and any subsequent fiscal year of the Company, in each case, to the extent ended 90 days or more before the Closing Date and (z) unaudited consolidated balance sheets and related statements of income, and cash flows of the Company and its Subsidiaries for each fiscal quarter (other than the last fiscal quarter of a fiscal year) of the Company ended after December 31, 2020 and 45 days or more before the Closing Date; (2) all other historical financial statements, historical financial data and related audit reports for the Company and its Subsidiaries of the type that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of securities (whether equity, equity-linked securities, or securities that are not equity-linked) of the Company and its Subsidiaries on Form S-3 or private placements of debt securities under Rule 144 promulgated under the Securities Act; (3) customary “flash” or “recent developments” data; (4) such other pertinent and customary information, in each case, to the extent reasonably available to the Company, regarding the Company and its Subsidiaries as may be reasonably requested by Parent in writing to the extent that such information is of the type and form customarily included in a prospectus, registration statement or offering memorandum for the issuance of securities (whether equity, equity-linked securities or securities that are not equity-linked) pursuant to a registration statement filed with the SEC, an offering pursuant to Rule 144A promulgated under the Securities Act or an offering pursuant to some other exemption under the Securities Act, including, without limitation, historical financial statements of the Company necessary to prepare pro forma financial statements for historical periods otherwise necessary to receive from the Company’s independent accountants (and any other accountants to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum or prospectus), customary “comfort” (including “negative assurance” comfort), together with drafts of customary comfort letters that such independent accountants are prepared to deliver, subject to completion of customary procedures, upon the “pricing” of any securities (whether equity, equity-linked securities or securities that are not equity-linked), and the closing of the offering thereof with respect to the historical financial information of the Company and its Subsidiaries to be included in such prospectus, registration statement or offering memorandum; and (5) information customarily required in connection with a confidential information memorandum or bank presentation in respect of any Financing, in each case customarily used for the syndication of the such Financing;

(v) using reasonable best efforts in connection with cooperating with Parent or any of its Subsidiaries to (x) facilitate the pledging of collateral on the Closing Date and (y) obtain customary and corporate and facilities ratings, consents, landlord waivers, and other customary deliverables required by the Financing Sources in connection with the Financing;

(vi) prior to the Closing Date, using reasonable best efforts in connection with furnishing Parent and the Financing Sources with all documentation and other information required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations;

(vii) using reasonable best efforts in connection with the delivery of customary authorization letters that authorize the distribution of the confidential information memorandum to prospective lenders, which letters shall contain a customary “10b-5” representation by the Company with respect to the Company and its Subsidiaries and contain a representation that the public-side version does not include material non-public information about the Company and its Subsidiaries or their securities (provided that the Company shall be provided with a reasonable opportunity to review and comment on the disclosure with respect to the Company and its Subsidiaries contained in such confidential information memorandum); and

(viii) using reasonable best efforts in connection with taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent in writing and necessary and customary to permit the consummation of the Financing.

(b) Notwithstanding the provisions of Section 6.17(a) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries to: (A) waive or amend any terms of this Agreement or agree to pay any fees, reimburse any expenses or incur any other liability in connection with the Financing prior to the Closing Date unless it has received prior reimbursement or is otherwise indemnified by Parent in accordance with Section 6.17(e) hereof; (B) require the Company or any of its Subsidiaries, or any director or manager on any of their respective boards of directors or managers (or equivalent bodies), to approve or authorize the Financing unless Parent shall have determined that such directors and managers (or members of equivalent bodies) are to remain as directors and managers (or members of equivalent bodies) of the Company or such Subsidiary on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing or enter into any definitive agreement, certificate, instrument or other document the effectiveness of which is not conditioned on the Closing Date (other than, for the avoidance of doubt, the customary authorization letters described in Section 6.17(a)(vii)) that is effective prior to the Effective Time, (C) give any indemnities that are effective prior to the Closing Date, (D) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of its business in any material respect or create an unreasonable risk of damage or destruction to any material property or assets of the Company or any of its Subsidiaries; (E) provide any information the disclosure of which is prohibited or restricted under applicable Law, is legally privileged or would result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any obligation of confidentiality (not created in contemplation hereof) binding on the Company or any of its Subsidiaries; (F) take any action that will conflict with or violate its organizational documents or any applicable Laws or would result in a violation or breach of, or default under, any material agreement to which the Company or any of its Subsidiaries is a party; (G) take any action that would cause any representation or warranty in this Agreement to be breached or become inaccurate (unless such breach or inaccuracy is waived by Parent); (H) cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability; (I) require the Company or any of its Subsidiaries or any of their Representatives to deliver any legal opinions or reliance letters (other than customary authorization letters required by Section 6.17(a)(vii) and customary “comfort” letters); (J) file or furnish any reports or information with the SEC in connection with the Financing, except, after consultation between Parent and the Company and their Representatives, the furnishing on Current Reports on Form 8-K by the Company of information included in documents with respect to such Financing to the extent required in order to satisfy the Company’s Regulation FD disclosure obligations; (K) prepare or provide directly or through any of their respective Representatives any (1) description of all or any portion of the Financing, including any “description of notes,” “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of a prospectus for registered offerings or an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A, as the case may be, (2) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (3) any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K of the Securities Act; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (4) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, in each case which are prepared on a basis not consistent with the Company’s reporting practices for the periods presented in the Financing, (5) financial statements or other financial data (including selected financial data) for any period earlier than the year ended December 31, 2018, or (6) information (including financial information) that is not available to the Company or its Affiliates without undue burden or expense; (L) prepare, or use reasonable best efforts to cause its Representatives to prepare, pro forma financial information or projections; or (M) change any fiscal period or accelerate the Company’s preparation of its SEC reports or financial statements to align with Parent’s fiscal periods. No person who is a director of the Company or any of its Subsidiaries at any time prior to the Closing (a “Pre-Closing Director”) shall be required to take any action to approve the Financing and neither the Company nor any of its Subsidiaries shall be obligated to take any action that requires action or approval by any Pre-Closing Director of the Financing.

(c) The Company consents to the use of all of its and its Subsidiaries’ logos in connection with any Financing; provided that such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries, (ii) are used solely in connection with a description of the business of the Company and its Subsidiaries or the Merger and (iii) do not appear on the cover of any rating agency presentations, bank information memoranda and securities offering prospectuses or memoranda, road show presentations and similar documents used in connection with the Financing.

(d) All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information (i) as is legally required to be disclosed in any offering documents related to any debt financing or (ii) to any Financing Sources or prospective financing sources, ratings agencies and other financial institutions and investors that are or may become parties to such financing and to any underwriters, initial purchasers or placement agents in connection with such financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto and (ii) are subject to other confidentiality undertakings customary for financings of the same type as the Financing.

(e) Parent agrees to (i) indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any loss, damages, claim, cost, liability, obligation or expense suffered or incurred in connection with providing the cooperation and support contemplated by Section 6.17(a) and any information provided in connection therewith except (A) information furnished in writing by or on behalf of the Company and its Subsidiaries for use therein and (B) to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company or its Subsidiaries and (ii) promptly, upon request of the Company, reimburse the Company and its Subsidiaries for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with providing the cooperation and support contemplated by Section 6.17(a). The provisions of this Section 6.16(c) shall survive termination of this Agreement.

(f) Anything in this Agreement to the contrary notwithstanding, the Company will be deemed to be in compliance with the provisions of Section 6.17(a) unless and until (A) Parent provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply, or action or failure to act which could be believed to be a breach of Section 6.17(a), (B) Parent includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which shall not require the Company to provide any cooperation that it would not otherwise be required to provide under Section 6.17(a)) and (C) the Company fails to take the actions specified on such Non-Cooperation Notice within five Business Days from receipt of such Non-Cooperation Notice.

6.18 Section 16 Matters. The Company and the Company Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or advisable to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable Law.

6.19 Delisting and Deregistration

. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on its part under applicable Law, including, for the avoidance of doubt, the rules and policies of the NYSE, to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time. In connection therewith, Parent shall use commercially reasonable efforts to (a) assist in enabling the Company or the NYSE to be in a position to promptly file and cause the Surviving Corporation or the NYSE to file with the SEC a Form 25 on the Closing Date and (b) cause the Surviving Corporation to file a Form 15 on the first Business Day that is at least ten days after the date the Form 25 is filed (such period between the Form 25 and the Form 15 filing dates, the “Delisting Period”). Upon Parent’s reasonable determination that the Surviving Corporation may be required to file any quarterly or annual reports pursuant to the Exchange Act during the Delisting Period, the Company shall deliver to Parent prior to Closing a draft of any such reports required to be filed during the Delisting Period, which is sufficiently developed such that it can be timely filed and when filed will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and comply in all material respects with the provisions of Applicable Law.

6.20 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

6.21 Parent Cash Advances.

(a) During the period from Financing Signing Date (as defined below) until the earlier of the Effective Time and termination of this Agreement, pursuant to the terms of this Article VI, upon the written request of the Company, Parent shall provide unsecured subordinated loans (the “Seller Loans”) to the Company from time to time in accordance with the terms and conditions set forth on Exhibit A (the “Financing Term Sheet”). As promptly as reasonably practicable following the date of this Agreement, the parties shall use reasonable best efforts to negotiate and enter into definitive documentation (the “Definitive Financing Documentation”) reflecting the terms and conditions applicable to the Seller Loans (which shall be consistent in all material respects with the Financing Term Sheet) and evidencing such Seller Loans (the date on which the Definitive Financing Documentation is executed and delivered being referred to herein as the “Financing Signing Date”). The Definitive Financing Documentation shall be reasonably acceptable to Parent, the Company, and Wells Fargo Bank (the aggregate amounts so advanced to the Company, the “Aggregate Cash Advance”); provided, for the avoidance of doubt, that Parent shall not have any obligation to make Seller Loans or any other advances or loans to the Company until the Financing Signing Date and then only in accordance with the Definitive Financing Documentation.

(b) In the event that the Company engages or participates in discussions or negotiations with a Third Party with respect to an Acquisition Proposal (in compliance with and as permitted by Section 6.1), then, at the request of the Company or its Representatives, Parent will, and will cause its Representatives to, use commercially reasonable efforts to cooperate with the Company and such Third Party negotiating the terms of a Termination Proposal or Assumption Proposal. In the event the Company is permitted to terminate this Agreement pursuant to Section 8.1(e)(ii) and seeks to validly terminate this Agreement pursuant to Section 8.1(e)(ii), Parent will, and will cause its Representatives to, use commercially reasonable efforts to, execute and deliver the customary assignment and assumption agreement or termination documents required by clause (C) of Section 8.1(e)(ii), in each case, to the extent on reasonable and customary terms.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Effective Time, of each of the following conditions:

(a) Requisite Stockholder Approval. The Requisite Stockholder Approval shall have been obtained.

(b) Antitrust and Other Required Governmental Approvals. All waiting periods (and extensions thereof) applicable to the transactions contemplated by this Agreement (including the Merger) under the HSR Act shall have expired or been terminated and the required consents or clearances from Governmental Entities set forth on Section 7.1(b) of the Parent Disclosure Letter shall have been obtained (or been deemed to have been obtained by virtue of the expiration or termination of any applicable waiting period) (the “Required Antitrust Regulatory Approvals”).

(c) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Applicable Law that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction (a “Legal Restraint”).

7.2 Additional Conditions to the Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Effective Time, of each of the following conditions, any of which may be waived (in writing) exclusively by Parent and Merger Sub:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company set forth in this Agreement (other than the Specified Representations and the Capitalization Representation) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

(ii) each of the representations and warranties set forth in Section 3.1 (Organization and Standing); Section 3.3 (Authorization); Section 3.5(a)(i) (Non Contravention; Required Consents); Section 3.10(b) (Absence of Changes), Section 3.27 (Brokers; Fees and Expenses), Section 3.28 (Opinion of Financial Advisor), and Section 3.29 (State Anti-Takeover Statutes) (collectively, the “Specified Representations”) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date;

(iii) the representations and warranties set forth in Section 3.4(a) (Capitalization) (the “Capitalization Representation”) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any de minimis inaccuracies; and

except in the case of each of the foregoing clauses (i)-(iii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date); and provided that, for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of Section 7.2(a)(i), (A) all “Company Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties and (y) such qualifications shall not be disregarded pursuant to the terms of this proviso in the representation and warranty set forth in Section 3.10(b)) and (B) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded.

(b) Covenants. The Company shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred or exist following the execution and delivery of this Agreement that is continuing.

(d) Closing Certificate. Parent shall have received a certificate signed by the chief executive officer and chief financial officer of the Company certifying as to the satisfaction of the matters set forth in paragraphs (a), (b) and (c) of this Section 7.2.

7.3 Additional Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Effective Time, of each of the following conditions, any of which may be waived (in writing) exclusively by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement (other than the representations and warranties set forth in Section 4.2 (Authorization) and Section 4.7 (Sufficient Funds)) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided that, for purposes of determining the accuracy of the representations and warranties of Parent and Merger Sub set forth in this Agreement for purposes of this Section 7.3(a)(i), (A) all “Parent Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties) and (B) any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall have been disregarded);

(ii) the representations and warranties set forth in Section 4.2 (Authorization) and Section 4.7 (Sufficient Funds) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date; and

except in the case of each of the foregoing clauses (i) and (ii), for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date).

(b) Covenants and Agreements. Each of Parent and Merger Sub shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Closing Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by a duly authorized officer of Parent and Merger Sub as to the satisfaction of the matters set forth in paragraphs (a), (b) and (c) of this Section 7.3.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Stockholder Approval (except as provided below), provided that the party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give notice of such termination to the other party or parties hereto, only as follows:

(a) by mutual written agreement of Parent and the Company; or

(b) by either Parent or the Company, if the Company Stockholders’ Meeting shall have been held and the Requisite Stockholder Approval shall not have been obtained thereat or at any adjournment or postponement thereof; or

(c) by either Parent or the Company if any Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated hereby (including the Merger) any Applicable Law that is in effect and has the effect of permanently making the consummation of the Merger illegal in any jurisdiction or which has the effect of permanently prohibiting or otherwise permanently preventing the consummation of the Merger in any jurisdiction or (ii) issued or granted any Order that is in effect and has the effect of permanently making Merger illegal in any jurisdiction or which has the effect of permanently prohibiting or otherwise permanently preventing the consummation of the Merger and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in such Order (or such Order becoming final and nonappealable); or

(d) by either Parent or the Company, if the Effective Time shall not have occurred on or before August 3, 2022 (the “Termination Date”); provided, however, that if on the Termination Date all of the conditions to the Closing set forth in Article VII other than (i) those conditions that by their terms are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time, and (ii) any or all of the conditions set forth in Section 7.1(b) or Section 7.1(c) (but solely to the extent the matter giving rise to the failure of such condition is related to Antitrust Laws), have been satisfied or waived, then the Termination Date will automatically be extended to November 3, 2022 (the “First Antitrust Termination Date”); provided, further, that if on the First Antitrust Termination Date all of the conditions to the Closing set forth in Article VII other than (i) those conditions that by their terms are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time, and (ii) any or all of the conditions set forth in Section 7.1(b) or Section 7.1(c) (but solely to the extent the matter giving rise to the failure of such condition is related to Antitrust Laws), have been satisfied or waived, then the First Antitrust Termination Date will automatically be extended to February 3, 2023 (the “Second Antitrust Termination Date”); and provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the failure of the Effective Time to have occurred on or before the Termination Date or the First Antitrust Termination Date or the Second Antitrust Termination Date, as applicable; or

(e) by the Company:

(i) in the event of a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach; provided, however, that notwithstanding the foregoing, (x) in the event that such breach by Parent or Merger Sub is curable, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e)(i) until thirty (30) calendar days after delivery of written notice from the Company to Parent of such breach or inaccuracy stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(e)(i) and the basis for such termination (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(e)(i) if such breach by Parent or Merger Sub is cured within such thirty (30) calendar day period), (y) the right of termination under this Section 8.1(e)(i) shall not be available if the Company is then in material breach of any representation, warranty or covenant under this Agreement, which breach would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b); or

(ii) prior to obtaining the Requisite Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal after a Company Board Recommendation Change, provided that (A) the Company has complied with the terms of Section 6.2(c)(i), (B) concurrently with, or immediately prior to, the termination of this Agreement, the Company enters into a definitive agreement to effect such Superior Proposal, (C) concurrently with, or immediately prior to the termination of this Agreement, the Third Party making such Superior Proposal (or its applicable Affiliate) either (x) enters into a customary assignment and assumption agreement, providing for the assumption of all of Parent’s and/or its Affiliates’ rights and obligations under the Definitive Financing Documentation, becomes a party to any intercreditor agreement in place between Parent and Wells Fargo Bank (or their respective Affiliates) (the “Intercreditor Agreement”) and pays to Parent an amount equal to the Aggregate Cash Advances, together with any accrued and unpaid interested thereon, as of the date of such termination (the “Outstanding Debt Amount”) or (y) pays to Parent an amount equal to the Outstanding Debt Amount, in which case the Definitive Financing Documentation shall terminate and be of no further force and effect (other than any terms or conditions that expressly survive termination of such documents) and all obligations thereunder shall be deemed satisfied and discharged in full (other than any terms or conditions that expressly survive termination of such documents) (it being agreed that in the case of (x) or (y), the payment of the Outstanding Debt Amount to Parent must be permitted under the Intercreditor Agreement without any attendant right of turnover or other payment obligation by Parent or its Affiliates in favor of Wells Fargo Bank or its Affiliates), and (D) concurrently with the termination of this Agreement, the Company pays to Parent the Company Termination Fee payable pursuant to and in accordance with Section 8.3(b)(ii).

(f) by Parent:

(i) in the event of a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach; provided, however, that notwithstanding the foregoing, (x) in the event that such breach by the Company is curable, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(f)(i) until thirty (30) calendar days after delivery of written notice from Parent to the Company of such breach stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(f)(i) and the basis for such termination (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(f)(i) if such breach by the Company is cured within such thirty (30) calendar day period) and (y) the right of termination under this Section 8.1(f)(i) shall not be available if Parent is then in material breach of any representation, warranty or covenant under this Agreement, which breach would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b); or

(ii) in the event that a Triggering Event shall have occurred prior to the receipt of the Requisite Stockholder Approval, except that Parent’s right to terminate this Agreement pursuant to this Section 8.1 will expire at the time that the Requisite Stockholder Approval is obtained. For all purposes of and under this Agreement, a “Triggering Event” shall be deemed to have occurred if, prior to the Effective Time, any of the following shall have occurred: (A) the Company shall have breached the provisions of Section 6.1(a), Section 6.1(b) or Section 6.2 (or be deemed, pursuant to the terms thereof, to have breached such provisions) in any material respect (without regard to whether such breach results in an Acquisition Proposal), except in the case where (1) such breach is a result of an action by a Representative of the Company (other than a director, officer, or financial or legal adviser of the Company) and (2) Parent is not significantly harmed as a result thereof); (B) the Company Board or any committee thereof shall have for any reason effected a Company Board Recommendation Change; (C) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement; (D) the Company shall have entered into a letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement contemplated by Section 6.1(b)) in respect of an Acquisition Transaction (whether or not a Superior Proposal) other than in accordance with this Agreement; or (E) the Company has failed to convene the Company Stockholders’ Meeting to consider and vote upon this Agreement three Business Days prior to the Termination Date.

8.2 Notice of Termination; Effect of Termination. Any proper termination of this Agreement pursuant to Section 8.1 hereof shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without Liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of the last two sentences of Section 6.9, Section 6.10, Section 6.17(e), this Section 8.2, and Section 8.3 and Article IX, each of which shall survive the termination of this Agreement, and (b) nothing herein shall relieve any party or parties hereto, as applicable, from Liability for any willful and material breach of, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in Section 6.5(b), Section 6.17(e), Section 8.3(b), and Section 8.3(c), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger) shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b) Company Payments.

(i) In the event that this Agreement is terminated pursuant to Section 8.1(f)(ii), within two (2) Business Days after demand by Parent, the Company shall pay to Parent a fee equal to $27,500,000 (the “Company Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(ii) In the event that this Agreement is terminated pursuant to Section 8.1(e)(ii), concurrently with and as a condition to the effectiveness of such termination, the Company shall pay to Parent a fee equal to the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) The Company shall pay to Parent a fee equal to the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within three (3) Business Days after demand by Parent, in the event that (A) (1) this Agreement is terminated pursuant to Section 8.1(b), (2) this Agreement is terminated pursuant to Section 8.1(d) and the Termination Date was not extended to the First Antitrust Termination Date, or (3) this Agreement is terminated pursuant to Section 8.1(f)(i), (B) following the execution and delivery of this Agreement and prior to the Company Stockholders’ Meeting (in the case of any termination referred to in clause (A)(1) above) or prior to the termination of this Agreement (in the case of any termination referred to in clause (A)(2) above), or prior to the willful and material breach that forms the basis for the termination of this Agreement (in the case of any termination referred to in clause (A)(3) above), an Acquisition Proposal shall have been publicly announced or shall have become publicly known and not publicly withdrawn, or shall have been communicated to the Company and not withdrawn (solely in the case of any termination referred to in clause (A)(2) and (A)(3) above), or any Person shall have publicly announced an intention (whether or not conditional or not withdrawn) to make an Acquisition Proposal, and (C) within twelve (12) months following the termination of this Agreement, an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or the Company enters into a definitive agreement providing for an Acquisition Transaction. For purposes of this Section 8.3(b)(iii), all references to “15%” and “85%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(c) Parent Payments. Parent shall pay to the Company a fee equal to:

(i) $55,100,000 (the “Base Parent Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, if this Agreement is terminated as follows:

(1) by Parent or the Company pursuant to Section 8.1(c), if the Applicable Law is, or the applicable Order is pursuant to, or arising out of or from any Legal Proceeding involving, any Antitrust Laws;

(2) by the Company pursuant to Section 8.1(e)(i) based on a breach of Section 6.5(a) or Section 6.5(d) in each case as it relates to Antitrust Laws; or

(3) by Parent or the Company pursuant to Section 8.1(d), if, as of the time of such termination, the only conditions to Closing set forth in Article VII that have not been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied if the Closing Date from the date the notice of termination is delivered) are any of those set forth in (A) Section 7.1(b) or (B) Section 7.1(c) (but, with respect to Section 7.1(c), only if such Applicable Law, Legal Restraint or other restriction is pursuant to or arising out of or from an Antitrust Law); and

(ii) In the event that (A) the Base Parent Termination Fee is payable and (B) between the date of this Agreement and the termination of this Agreement, Parent or any of its Affiliates enters into any enters into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar agreement or other similar instrument for an acquisition (by stock purchase, merger, consolidation, amalgamation, purchase of assets, license or otherwise) of any ownership interest or assets of any Person that has caused a material delay in, or resulted in the failure of, the consummation of the Merger, then Parent shall pay to the Company an additional fee equal to $36,700,000 (the “Additional Parent Termination Fee” and, together with the Base Parent Termination Fee, the “Parent Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company;

in the case of clause (i) and (ii), such payment(s) to be made concurrently with such termination, in the case of a termination by Parent, or within two (2) Business Days following such termination, in the case of a termination by the Company.

(d) Enforcement. Each of the Company and Parent acknowledges and hereby agrees that the provisions of Section 8.3(b) and Section 8.3(c), respectively, are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the other party would not have entered into this Agreement. Accordingly, if either the Company or Parent shall fail to pay in a timely manner the amounts due pursuant to Section 8.3(b) or Section 8.3(c), respectively, and, in order to obtain such payment, Parent or the Company, respectively, makes a claim that results in a judgment against the Company or Parent, respectively, for payment of the Company Termination Fee or the Parent Termination Fee, respectively, then the Company or Parent, respectively, shall pay to the other party its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 8.3(b) or Section 8.3(c), respectively, at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

(e) Limitation of Company Liability. Anything to the contrary in this Agreement notwithstanding, if the Company Termination Fee shall become due and payable in accordance with Section 8.3(b), from and after such termination and payment of the Company Termination Fee in full pursuant to and in accordance with Section 8.3(b), the Company and its Affiliates and Representatives shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby, other than any Liability or damages resulting from fraud or willful and material breach. In no event shall Parent be entitled to more than one payment of the Company Termination Fee in connection with a termination of this Agreement pursuant to which such Company Termination Fee is payable. For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance in accordance with Section 9.9 and the payment of the Company Termination Fee under this Section 8.3, under no circumstances, shall Parent and Merger Sub be permitted or entitled to receive both a grant of specific performance and the Company Termination Fee (if entitled under this Section 8.3).

(f) Limitation of Parent Liability. Anything to the contrary in this Agreement notwithstanding, if the Parent Termination Fee shall become due and payable in accordance with Section 8.3(c), from and after such termination and payment of the Parent Termination Fee in full pursuant to and in accordance with Section 8.3(c), Parent and its Affiliates and Representatives shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby, other than any Liability or damages resulting from fraud or willful and material breach (other than a breach of Section 6.5 in the case where the Additional Parent Termination Fee is paid in full). In no event shall the Company be entitled to more than one payment of the Parent Termination Fee (it being understood that under certain circumstances the Company may be entitled to payment of both the Base Parent Termination Fee and the Additional Parent Termination Fee) in connection with a termination of this Agreement pursuant to which such Parent Termination Fee is payable. For the avoidance of doubt, while the Company may pursue both a grant of specific performance in accordance with Section 9.9 and the payment of the Parent Termination Fee under this Section 8.3, under no circumstances, shall the Company be permitted or entitled to receive both a grant of specific performance and the Parent Termination Fee (if entitled under this Section 8.3).

(g) Reduction of Parent Termination Fee. Notwithstanding anything to the contrary in this Agreement, the amount of any Parent Termination Fee payable pursuant to Section 8.3(c) shall be automatically reduced by the amount of the Aggregate Cash Advance plus all accrued and unpaid interest (including, for the avoidance of doubt, any amounts paid in kind or compounded in prior periods). After giving effect to the reduction of the Parent Termination Fee as described in the immediately preceding sentence of this clause (g), the Definitive Financing Documentation shall terminate and be of no further force and effect (other than any terms or conditions that expressly survive termination of such documents) and all obligations thereunder shall be deemed satisfied and discharged in full.

8.4 Amendment. Subject to Applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that this Agreement has been approved by stockholders of the Company in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of such stockholders of the Company without such approval. Notwithstanding anything to the contrary contained herein, Sections 9.5 , 9.6, 9.10, 9.11, 9.12 and this Section 8.4 (and any provision (including any defined term therein) of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any material respect to a Financing Source without the prior written consent of such Financing Source.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications given or made hereunder by one or more parties to one or more of the other parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (California time) (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof or receipt is otherwise clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 9.2). Such communications must be sent to the respective parties at the following street addresses or email addresses (or at such street address or email address previously made available or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 9.2):

(a) if to Parent or Merger Sub, to:

Lumentum Holdings Inc.

1001 Ridder Park Drive

San Jose, CA 95131

Attention: Judy Hamel

E-mail: lumentumlegal@lumentum.com

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Robert T. Ishii and Rich Mullen

Email: rishii@wsgr.com; rich.mullen@wsgr.com

(b) if to the Company, to:

NeoPhotonics Corporation

3081 Zanker Road

San Jose, California 95134

Attention: Barbara Rogan

Email: barbara.rogan92@neophotonics.com

with copies (which shall not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA Attention: Steve Tonsfeldt and Ian Nussbaum

Email: stonsfeldt@cooley.com; inussbaum@cooley.com

9.3 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 6.13, no party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other parties not seeking to assign any of their respective rights or interests or delegate any of their respective obligations, except as provided for in Section 9.13, and any attempted or purported assignment or delegation in violation of this Section 9.3 shall be null and void.

9.4 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Financing Term Sheet, Company Disclosure Letter, the Parent Disclosure Letter, and the Exhibits and Schedules hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties and their Affiliates with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated in accordance with its terms. In the event of any inconsistency between the terms of this Agreement and the Financing Term Sheet, the terms of this Agreement will prevail.

9.5 Financing Source Liability. No Financing Source shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Notwithstanding any provision of this Agreement, in no event shall the Company or any of its stockholders, partners, members, Affiliates, directors, officers, employees, controlling persons and other Representatives (each, a “Company Related Party”), and the Company agrees not to and to cause its Company Related Parties not to, (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source or (ii) seek to enforce any commitment against, make any claims for breach of any financing commitment against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources for any reason, including in connection with any Financing, any debt financing commitments, or the obligations of the Financing Sources thereunder.

9.6 Third Party Beneficiaries. Except (a) as set forth in or contemplated by the provisions of Section 6.13, which is intended to benefit the Indemnified Parties, (b) from and after the Effective Time, the rights of the holders of Company Common Stock to receive the Merger Consideration in accordance with Article II and the rights of the holders of Company Compensatory Awards to receive such amounts as provided for in Section 6.11, (c) for the Financing Sources, solely with respect to Sections 8.4, Section 9.5, 9.10, 9.11, 9.12 and this Section 9.6, (d) Section 8.3(e), which is intended to benefit the Affiliates and Representatives of the Company, and (e) Section 8.3(f), which is intended to benefit the Affiliates and Representatives of Parent, this Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.9 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek equitable relief without the requirement of posting a bond or other security, including to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.10 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise of, or relate to this Agreement, or the negotiation, execution or performance of this Agreement (the “Relevant Matters”) shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Notwithstanding the foregoing, without limiting anything set forth in Section 9.5, each party hereto agrees that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Financing or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to any debt commitment letters or the performance thereof, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York (except as expressly specified in any debt commitment letter or in any definitive document related to any Financing).

9.11 Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to any Relevant Matter, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 9.11 shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in the event any dispute or controversy arises out of any Relevant Matter, or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with any Relevant Matter shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to any Relevant Matter in any court other than the aforesaid courts. Notwithstanding the foregoing or anything herein to the contrary, without limiting anything set forth in Section 9.5, each of the parties hereto agrees (a) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Source in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (b) not to bring or permit any of its affiliates or representatives to bring or support anyone else in bringing any such action in any other court, (c) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, (d) that the laws described in the last sentence of Section 9.10 shall govern any such action and (e) to waive and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

9.12 WAIVER OF JURY TRIAL. EACH OF PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER, INCLUDING ANY LITIGATION AGAINST ANY FINANCING SOURCES ARISING OUT OF THIS AGREEMENT FOR THE DEBT COMMITMENT LETTER.

9.13 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary or Affiliate of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary or Affiliate to take such action. Whenever this Agreement requires a Subsidiary or Affiliate of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary or Affiliate to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary or Affiliate to take such action. Any obligation of one party to any other party under this Agreement, which obligation is performed, satisfied or properly fulfilled by a Subsidiary or an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

9.14 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Affiliate or any of past, present or future, direct or indirect, equityholders, controlling persons, directors, officers, employees, incorporators, members, managers, partners, stockholders, or Representatives of any party hereto or any of its Affiliates shall have any liability for any obligations or liabilities of the parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

9.15 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictoral appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

LUMENTUM HOLDINGS INC.

By:	/s/ Alan S. Lowe
Name: Alan S. Lowe
Title: President and Chief Executive Officer

NEPTUNE MERGER SUB, INC.

By:	/s/ Judy Hamel
Name: Judy Hamel
Title: Secretary

NEOPHOTONICS CORPORATION

By:	/s/ Timothy S. Jenks
Name: Timothy S. Jenks
Title: President and Chief Executive Officer

Exhibit A

NeoPhotonics Corporation

Subordinated Unsecured Delayed Draw Term Loan Facility

Summary of Principal Terms and Conditions

Set forth below is a summary of the principal terms and conditions (the “Term Sheet”) for the Credit Facility (as defined below). This Term Sheet is for indicative purposes only and does not include descriptions of all of the terms, conditions and other provisions that are to be contained in the definitive documentation for the Credit Facility and is not intended to limit the scope of discussion and negotiation of any matters relating thereto but not expressly provided below.

Borrower:	NeoPhotonics Corporation, a Delaware corporation (the “Borrower”).

Guarantors:	All Subsidiaries of Borrower that at any time guarantee the Existing Wells Facility.

Lender:	Lumentum Holdings Inc. (the “Lender”).

Existing Credit Facility:	Amended and Restated Credit Agreement, dated as of June 29, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Existing Wells Facility”), by and among the Borrower, the other Loan Parties (as defined therein) party thereto from time to time, the lenders set forth on the signature page thereto, Wells Fargo Bank, National Association (“Wells”), as agent for itself and the other Secured Parties (as defined therein) thereto.

Merger Agreement:	Agreement and Plan of Merger by and among the Lender, Neptune Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Lender, and the Borrower, dated as of November 3, 2021 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”). Capitalized terms used but not defined herein shall have the meanings given ascribed thereto in the Merger Agreement.

Credit Facility:	Commitments to provide a subordinated unsecured delayed draw term loan facility (the “Credit Facility”) in an aggregate principal amount of up to $50,000,000 (the “Maximum Amount”) to be funded, at the option of the Borrower, in minimum amounts of $10,000,000 during the Availability Period.

Intercreditor Agreement	The Credit Facility shall be subordinated to the Existing Wells Facility in right of payment and otherwise pursuant to a subordination agreement (such agreement, the “Intercreditor Agreement”) in form and substance satisfactory to Wells and Lender and entered into between Wells, Borrower and the Lender.

The Intercreditor Agreement shall permit the payment of scheduled monthly interest payments so long as in the case of each monthly payment of interest (x) no “Default” or “Event of Default”, as each such term is defined in the Existing Wells Facility, has occurred and is then continuing or would occur as a result of such payment and (y) on a pro forma basis after giving effect to such payment the Borrower’s Liquidity (as defined in the Existing Wells Facility) shall not be less than $30,000,000, of which at least $6,250,000 shall be comprised of Excess Availability (as defined in the Existing Wells Facility as in effect on the Credit Facility Closing Date). To the extent that the Intercreditor Agreement at any time prohibits Borrower’s payment of interest in cash to Lender, Lender shall be permitted to receive payment of such interest in the form of PIK interest (i.e. by adding the amount of such interest payment to the principal amount of the Term Loans). The Intercreditor Agreement shall permit the assignment of Lender’s rights and obligations under the Credit Facility to, and the assumption of Lender’s rights and obligations under the Credit Facility by, any third party that has made a Superior Proposal that has been accepted by Borrower (such party, the “New Buyer”) and the payment of the New Buyer Repayment Amount (as defined below) by New Buyer to Lender in connection with any such assumption and assignment; provided that such New Buyer becomes a party to the Intercreditor Agreement and agrees to be bound by the terms thereof to the same extent as is the Lender.

The Intercreditor Agreement shall further provide that no principal payments shall be made with respect to the Credit Facility prior to the irrevocable payment in cash of the Existing Wells Facility and the termination of all commitments thereunder; provided that a New Buyer may pay the New Buyer Repayment Amount to Lender (1) in connection with the assumption of the Lender’s rights and obligations under the Credit Facility in accordance with the immediately preceding paragraph or (2) without assuming Lenders rights and obligations under the Credit Facility so long as (w) such New Buyer is unaffiliated with Borrower, (x) in connection with such payment of the New Buyer Repayment Amount, the Credit Facility shall terminate and be of no further force and effect (other than any terms or conditions that expressly survive termination of such documents) and all obligations thereunder (including any obligations that otherwise may be owing by Borrower to the New Buyer thereunder) shall be deemed satisfied and discharged in full, (y) all material terms and agreements related to such prepayment have been disclosed to Wells, and (z) (1) the Borrower does not require Wells’ consent under the Existing Wells Facility (as in effect on the date hereof) to sign the definitive documentation with respect to such New Buyer’s Acquisition Proposal, (2) the Company Board has determined that the New Buyer’s Acquisition Proposal constitutes a Superior Proposal, (3) the Borrower has not and will not agree to any commercial transaction (including discounts and trade payment terms) with the New Buyer that was not negotiated on an arms’-length basis without taking into account the repayment of the Credit Facility by the New Buyer and (4) the Borrower will not make any cash payment in respect of the termination of the Credit Facility, except that the Borrower may pay Lender the Company Termination Fee if required in accordance with the Merger Agreement (the payment permitted in accordance with this proviso, the “Permitted New Buyer Payment”); and provided, further that, in the event Lender is obligated to pay a Parent Termination Fee to the Borrower under the terms of the Merger Agreement, regardless of whether the Existing Wells Facility remains outstanding, Parent shall, in accordance with Section 8.3(g) of the Merger Agreement, be entitled to reduce the amount of such Parent Termination Fee by an amount equal to the outstanding principal amount of the Term Loans, together with any accrued and unpaid interest thereon so long as in connection with such reduction the Credit Facility shall terminate and be of no further force and effect (other than any terms or conditions that expressly survive termination of such documents) and all obligations thereunder shall be deemed satisfied and discharged in full as contemplated by Section 8.3(g) of the Merger Agreement (such reduction of the Parent Termination Fee and termination of the Credit Facility, the “Offset Repayment”).

It is understood that Wells’ consent to the Credit Facility and the loans to be advanced thereunder is required pursuant to the terms of the Existing Wells Facility. In connection with granting such consent, the Existing Wells Facility shall be amended to provide for a springing maturity date thereunder (and the termination of the commitment to advance new loans thereunder) to a date that is prior to (but no more than three months prior to) the Maturity Date (as defined below) of the Credit Facility unless the Credit Facility is to be satisfied in full on such Maturity Date solely by the Offset Repayment or the Permitted New Buyer Payment (such springing maturity provision referred to herein as the “Wells Mandatory Prepayment Right”).

The Intercreditor Agreement shall contain other terms and conditions to be mutually agreed, including without limitation, a 180-day standstill on the exercise of remedies by Lender, turnover provisions for payments not permitted to be received thereunder and limitations on amendments of the Credit Facility. The Intercreditor Agreement shall also prohibit Wells and Borrower from, without Lender consent, (a) increasing the amount of principal obligations that may be incurred by Borrower or its Affiliates under the Existing Wells Facility in excess of $75,000,000, or (b) amending the Wells Mandatory Prepayment Right. The Intercreditor Agreement shall provide that, in the event that Wells waives the Wells Mandatory Prepayment Right for any reason, Borrower shall be permitted to pay, and Lender shall be permitted to receive from Borrower, any payments required to be paid by Borrower to Lender under the Credit Facility.

For the avoidance of doubt, the Intercreditor Agreement shall not apply to, or in any way restrict, the payment of any obligations by Borrower to Lender other than the obligations evidenced by and/or incurred pursuant to the Credit Facility.

Use of Proceeds:	The proceeds of loans borrowed under the Credit Facility shall be used for working capital funding requirements and other general corporate purposes of the Borrower.

Availability:	The Credit Facility shall be available to the Borrower commencing on the closing date of the Credit Facility (the “Credit Facility Closing Date”) or such later date as agreed to by Lender and Borrower until the earlier of (i) the date the Merger Agreement is terminated for any reason without the closing of the Merger (such date, the “Merger Termination Date”) or (ii) the Closing Date; provided, that notwithstanding anything to the contrary herein, no loans or advances shall be made at any time during the period (1) commencing upon the date on which the Company Board determines in accordance with Section 6.1(c) to engage or participate in discussions or negotiations with any Third Party, its Representatives and its potential sources of financing regarding an Acquisition Proposal and (2) ending on the earlier of (w) the Merger Termination Date, (x) the Closing Date, and (y) the date that the Requisite Stockholder Approval is obtained or (z) the date that the Person making the Acquisition Proposal has irrevocably withdrawn its Acquisition Proposal and no determination has been made by the Company Board that such Acquisition Proposal constitutes a Superior Proposal (such period, the “Availability Period”). Subject to terms of the Intercreditor Agreement, all outstanding principal plus (without limiting anything in the section titled “Interest Rate” below) accrued and unpaid interest will be payable on the Maturity Date.

Repayment:	Subject to terms of the Intercreditor Agreement, the term loans made under the Credit Facility (the “Term Loans”) may be repaid, in whole, but not in part, at any time by the Borrower on no less than 30 days’ prior written notice to Lender and Wells; provided that, any such prepayment shall be accompanied by the termination of the commitments under the Credit Facility, and payment in full of all outstanding principal in respect of the Term Loans and all accrued and unpaid interest thereon on the specified repayment date.

Maturity Date/ Mandatory Prepayment:

Subject to terms of the Intercreditor Agreement, the Term Loans, together with all accrued and unpaid interest thereon, shall become due and payable on (i) if the Merger Agreement is terminated by either Lender or Borrower and the Parent Termination Fee is payable pursuant to the Merger Agreement, the Merger Termination Date (provided, that Borrower shall have the right to satisfy the outstanding obligations by way of the Offset Repayment), (ii) if the Merger Agreement is terminated by Borrower pursuant to Section 8.1(e)(ii) and the New Buyer effects the Assumption (as defined below), the date that is two years after the Credit Facility Closing Date, (iii) if the Merger Agreement is terminated by Borrower pursuant to Section 8.1(e)(ii) and the New Buyer does not effect the Assumption, the Merger Termination Date, and (iv) if the Merger Agreement is terminated (other than pursuant to Section 8.1(e)(ii)) and no Parent Termination Fee is payable, the date that is two years after the Credit Facility Closing Date (such applicable date of repayment under any of clauses (i)-(iv) above, the “Maturity Date”).

Subject to the Intercreditor Agreement, notwithstanding anything to the contrary herein, in the case of the termination of the Merger Agreement by Borrower pursuant to Section 8.1(e)(ii), the New Buyer shall have agreed to, and shall, on or prior to the Merger Termination Date, have paid to Lender, the New Buyer Repayment Amount in connection with an assignment and assumption of the Credit Facility as permitted in the Intercreditor Agreement or a Permitted New Buyer Payment. In the event that the New Buyer (a) agrees to assume all of Lender’s rights and obligations under the Credit Facility in accordance with Section 8.1(e)(ii)(x) of the Merger Agreement,

(b) becomes a party to the Intercreditor Agreement with Wells, and (c) pays to Lender an amount (the “New Buyer Repayment Amount”) equal to the outstanding principal amount of Term Loans, plus all accrued and unpaid interest thereon (collectively, (a)-(c), the “Assumption”), then (x) Lender will effect such assignment to New Buyer in accordance with Section 8.1(e)(ii) of the Merger Agreement and (y) Lender shall be released from any obligations under the Credit Facility and the Intercreditor Agreement.

In the event that the Lender is obligated to pay a Parent Termination Fee to the Borrower under the terms of the Merger Agreement, such Parent Termination Fee shall, in accordance with Section 8.3(g) of the Merger Agreement, be automatically applied as an Offset Repayment to satisfy the aggregate principal amount of Term Loans outstanding under the Credit Facility, together with all accrued and unpaid interest thereon.

Subject to terms of the Intercreditor Agreement, the Term Loans and all accrued and unpaid interest thereon shall become due and payable, at the election of Lender, upon the occurrence of an Event of Default.

Interest Rate:	Loans drawn under the Credit Facility will accrue interest at a rate equal to the Prime Rate in effect from time to time. Subject to terms of the Intercreditor Agreement, accrued and unpaid interest will be paid monthly in arrears and on the Maturity Date or any earlier date of repayment.

Loan Documentation:	Lender’s counsel shall prepare the loan documentation for the Credit Facility. The loan documentation shall be based on the Existing Wells Facility (it being agreed that such documentation shall be no more restrictive than the Existing Wells Facility, except (x) to the extent of any differences in margin, fees or other pricing or economic terms and (y) with respect to any terms that only apply following the maturity or termination of the Existing Wells Facility). The loan documentation shall not include (i) any provisions with respect to collateral that would not typically be found in a comparable unsecured credit facility, including any rights to inspection or audit, (ii) any provisions relating to the Borrowing Base (as defined in the Existing Wells Facility), or (iii) any competitively sensitive information. Borrower may draw down on additional advances of the Existing Wells Facility without any Lender consent. Notwithstanding anything to the contrary herein, the terms and documentation (including the subordination terms) for the Credit Facility shall be reasonably acceptable to Wells and Lender; provided, for the avoidance of doubt, that Lender shall not have any obligation to provide Term Loans on terms less favorable to Lender than those contained herein.

Conditions Precedent to Advance of Term Loans During the Availability Period:	Accuracy of representations and warranties, no material adverse effect, no default or Event of Default.

Events of Default:	Same as Existing Wells Facility with a 20% cushion for materiality levels where applicable; provided that the Credit Facility shall not have a cross-default to the Existing Wells Facility but an Event of Default shall occur under the Credit Facility if the maturity of the loans under the Existing Wells Facility are accelerated by Wells following an Event of Default under and as defined in the Existing Wells Facility. For the avoidance of doubt, Lender’s rights to exercise remedies following an Event of Default shall be subject to a 180-day standstill period and other restrictions to be mutually agreed and set forth in the Intercreditor Agreement.

Covenants:	Same as Existing Wells Facility with a 20% cushion for baskets and materiality levels where applicable. Borrower’s Liquidity (as defined in the Existing Wells Facility) shall not be less than $20,000,000; provided that if loans have been advanced under the Credit Facility, Borrower’s Liquidity (as defined in the Existing Wells Facility) shall not be less than $30,000,000.

Representations and Warranties:	Same as Existing Wells Facility with a 20% cushion for materiality levels where applicable.

Amendments and Waivers:	Except as otherwise set forth herein, amendments and waivers of the provisions of the documentation for the Credit Facility will require the prior written approval of the Borrower and the Lender and be subject to terms of the Intercreditor Agreement.

No Transfer of Control	Nothing contained herein shall give to the Lender, directly or indirectly, rights to control or direct the management of the Borrower or any of subsidiary of Borrower prior to the earlier to occur of the irrevocable payment in full in cash of the Existing Wells Facility (and termination of commitments thereunder) and closing of the Merger.

Governing Law:	New York.